FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 25 July 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 25 July 2018, London U.K.

GSK delivers improvements in sales (at CER), margins and cash flow in Q2 2018
Total EPS 9.0p, >100% AER, >100% CER; Adjusted EPS 28.1p, +3% AER, +10% CER
GSK sets out new approach to Research and Development and upgrades 2018 EPS guidance

Financial highlights

●	Group sales: £7.3 billion, flat AER, +4% CER. Pharmaceuticals sales £4.2 billion, -3% AER, +1% CER; Vaccines £1.3 billion, +13% AER, +16% CER; Consumer Healthcare £1.8 billion, -1% AER, +3% CER
●	Adjusted Group operating margin: 28.8%, +0.3 percentage points AER, +0.8 percentage points CER. Pharmaceuticals: 35.3%, Vaccines 28.5%, Consumer Healthcare 19.3%
●	Adjusted R&D £868 million, -18% AER, -15% CER reflecting benefits of prioritisation, comparison with utilisation of Priority Review Voucher in Q2 2017 and phasing of new investments
●	Total EPS: 9.0p (Q2 2017: loss per share 3.7p) reflecting reduced impairments and lower charges for restructuring and changes in valuations of Consumer Healthcare and HIV businesses
●	Adjusted EPS growth +3% AER, +10% CER driven by operating leverage, continued financial efficiencies and reduction in minorities following completion of Consumer Healthcare buyout on 1 June 2018
●	H1 2018 free cash flow £0.8 billion (H1 2017: £0.4 billion)
●	19p dividend declared for quarter. Continue to expect 80p for FY 2018
●	New major restructuring programme expected to deliver annual cost savings of £400 million by 2021. Charges expected to be £0.8 billion cash and £0.9 billion non-cash over next 3 years
●
Now expect 2018 Adjusted EPS growth of 7 to 10% at CER if no substitutable generic competitor to Advair introduced in US in 2018. If a substitutable generic competitor to Advair is introduced in the US from 1 October, expect 2018 Adjusted EPS growth of 4 to 7% at CER

Product and pipeline highlights

●	Sales of Ellipta products, including Trelegy, £509 million +20% AER, +26% CER. Nucala sales £141 million +93% AER, +>100% CER
●	Tivicay and Triumeq sales of £1.1 billion +10% AER, +15% CER. New launch Juluca £24 million
●	Positive results of GEMINI study of new 2-drug regimen dolutegravir+lamivudine supports use in treatment naïve patients
●	Shingrix sales £167 million. Now expect 2018 sales of £600-650 million

R&D update

●	New approach to R&D announced focusing on science related to the immune system, the use of genetics and investments in advanced technologies
●	Strategic collaboration with 23andMe announced to take advantage of novel genetic insights to enhance selection of drug targets and clinical development of new medicines
●	GSK currently has over 40 NMEs in its pharmaceutical pipeline with significant data readouts 2018-2020
●
Several assets expected to launch 2018-20 including two treatments for HIV: dolutegravir+lamivudine and cabotegravir+ripilvirine; and GSK’s most advanced new oncology treatment 2857916 (BCMA antibody-drug conjugate)

●	‘916 pivotal studies started for 4L use. Initial 2L study, for use in combination with standard of care, to start H2 2018
●	US FDA approval received for Krintafel (tafenoquine), a radical cure of P. vivax malaria

Q2 2018 results
	Q2 2018	Growth		H1 2018	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,310	-	4	14,532	(1)	4

Total operating profit	779	>100	>100	2,019	19	39
Total earnings per share	9.0p	>100	>100	20.2p	14	41

Adjusted operating profit	2,102	1	7	4,025	(1)	8
Adjusted earnings per share	28.1p	3	10	52.7p	1	11

Net cash from operating activities	1,362	35		2,225	3
Free cash flow	492	>100		821	>100

The Total results are presented under ‘Income Statements’ on page 42 and Adjusted results reconciliations are presented on pages 19,27 and 64 to 67. Adjusted results are a non-IFRS measure that allows key trends and factors in the Group’s performance to be more easily identified by shareholders. Non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow and other non-IFRS measures are set out on page 39. All expectations and targets regarding future performance should be read together with “Assumptions related to 2018 guidance and 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 40.

Q2 2018 Performance

Emma Walmsley, Chief Executive Officer, GSK said:
“GSK has delivered encouraging results across the company this quarter with CER sales growth in each of our three global businesses, an improved Group operating margin, Adjusted EPS growth of 10% (CER) and stronger free cash flow.

“Sales growth reflected strong commercial execution of the three new launches we have prioritised: Trelegy Ellipta which provides three medicines in a single inhaler to treat COPD;Juluca, the first 2-drug regimen, once-daily, single pill for HIV, helping to reduce the amount of medicines needed, and Shingrix, which represents a new standard for the prevention of shingles. We are increasing our expectations for sales of Shingrix in 2018 to £600-650 million.

“Focused improvements in operating performance have helped deliver increases in earnings and cash flow. Free cash flow for the year to date was £0.8 billion and we are announcing a dividend of 19p for the quarter. We continue to expect to pay a dividend of 80p for 2018.

“With the recent new product launches, development of the new R&D approach and the successful buyout of the Consumer business, we have evaluated the Group’s cost base and what is required to deliver competitive long-term growth and performance in each of the Group’s three businesses. As a result, we are today announcing a new major restructuring programme, which aims to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

“We are today upgrading our guidance for CER growth in Adjusted earnings per share for 2018. This reflects increased sales expectations for Shingrix, the positive effect of the completed Consumer Healthcare buyout as well as the delay of a potential generic version of Advair in the US, partly offset by the continuing pricing pressures in Respiratory. We remain increasingly confident in our ability to deliver mid to high single digit growth in Adjusted EPS CAGR 2016-2020 (at 2015 CER).”

R&D Update

Alongside the Q2 results, at a presentation to investors in London today, GSK sets out the new approach it will take to Research and Development (R&D).

Emma Walmsley, Chief Executive Officer, GSK said:
“Innovation is the first of our three long-term strategic priorities I set out for GSK last year. Improving the performance of our Pharmaceuticals business and strengthening our R&D pipeline is fundamental to this. Today, we have announced the start of a new approach to R&D which aims to capitalise on the assets we have in our promising early-stage pipeline and build the next wave of growth for GSK.

“Under Hal Barron’s leadership, we are reallocating resources to support this new R&D approach, and savings realised from the new major restructuring programme will be used to help fund targeted increases in R&D spending as well as support new products. We believe the R&D approach outlined today will deliver the value we see in our pipeline for the benefit of patients and shareholders.”

Dr Hal Barron, Chief Scientific Officer and President R&D, GSK said:
“GSK has a long history of developing novel medicines that provide significant benefits for patients and today we are describing the next phase of innovation in R&D that will strengthen our pipeline and deliver a new generation of medicines and vaccines. At the core of this new approach is identifying new medicines by focusing on ways to modulate the immune system, leveraging the vast amounts of human genetic data now being generated, analysing this complex data with machine learning and creating an accountable culture where smart risk-taking is rewarded. This combination of science, technology and culture will generate new insights, improve our probability of success, enable us to focus and, most importantly, create new medicines that will have important benefits for patients.”

New R&D approach
Our understanding of the science related to the immune system in the development of human disease is rapidly advancing, suggesting a much broader clinical and commercial opportunity for novel immune modulatory therapies. In addition, access to large databases derived from carefully genotyped and phenotyped patient populations, coupled with technological advances in data analytics, now offer the opportunity to direct drug discovery and development to a new generation of targets with significantly increased probability of success.

1B1BScience
Going forward, GSK’s Research will have an even greater focus on the basic biology of the immune system as well as targets that have a high degree of validation based on human genetics. Medicines targeting mechanisms of action with strong human genetic validation have a higher (2-fold) probability of success. This means a shift to a genetics-driven (vs genetics-supported) portfolio.

GSK’s Pharmaceutical and Vaccines businesses have a deep history of developing novel and competitive assets targeting the immune system. The company currently has 27 immunomodulatory NMEs (new molecular entities) in the clinic, representing 60% of the total clinical pipeline. Of these 27 assets, more than half are potential first-in-class therapy options for a range of different diseases. In Oncology, GSK is developing a number of assets using different immune-based approaches: cell therapy, epigenetic modulators and antibodies targeting immune cells (agonists and antagonists).

Access to databases that can be used to assess the impact of genetic variation on human disease offers significant opportunities to improve drug development. Today GSK announced a major advance in this capability with the formation of a new collaboration with 23andMe, the world’s leading consumer genetics and research company. This collaboration offers GSK a transformational opportunity to utilise 23andMe's database and statistical analytics to identify disease-relevant genes and novel targets. 23andMe currently has 5 million customers and growing, making it the world’s largest genetic and phenotypic resource. GSK will also be able to benefit from 23andMe’s ability to identify patients with specific gene variations in specific diseases, helping significantly accelerate recruitment for new clinical studies. This new collaboration complements GSK’s existing investments in the EBI/Sanger Open Targets consortium, Altius Institute, and the UK Biobank.

2B2BTechnology
Investing in advanced technology platforms, such as machine learning, to support interpretation of genetics data will be an important part of enabling the new R&D approach. In addition, the Group will be investing in functional genomics to validate potential targets, applying techniques for gene modification such as CRISPR technology. GSK will also invest in computational design, automation and new capabilities to assess the indication potential, selection, sequencing and management of evidence generation for new assets over the lifecycle. These investments will supplement GSK’s existing strengths in other technologies, including a leading position in Cell and Gene Therapy.

3B3BCulture
Execution of this new approach will require investing in, and changing the culture within GSK R&D. A critical element of this will be through effective collaboration with external partners, investment in new talent and development of people. GSK also intends to promote a culture of increased accountability and smart risk-taking. This will include redefining success and fostering a culture of truth-seeking versus progression-seeking, and optimised portfolio decision-making, alongside implementation of a new robust governance model. Targeted business development to strengthen the Group’s pipeline and technology capabilities will also be part of the new R&D approach.

4B4BPipeline
GSK currently has over 40 NMEs in its pharmaceutical pipeline and expects a significant number of critical data readouts in 2018-2020. The Group has potential assets expected to launch in this period, including two new dual therapy treatments for HIV, dolutegravir+lamivudine and cabotegravir+ripilvirine, and GSK’s most advanced new oncology treatment, 2857916 (BCMA antibody-drug conjugate), for treatment of multiple myeloma. Beyond 2020, GSK expects to launch multiple medicines from its promising, early-stage and highly innovative R&D portfolio. Further details and updates on GSK’s R&D pipeline are presented on page 37.

2018 guidance update

Following an encouraging first half year of trading, GSK is upgrading its expectations for the full year:

●	in the event that no substitutable generic competitor to Advair is introduced to the US market in 2018, the Group now expects full year 2018 Adjusted EPS growth of 7 to 10% at CER, or

●
in the event of a 1 October introduction of a substitutable generic competitor to Advair in the US, the Group now expects full year 2018 Adjusted EPS growth of 4 to 7%, with US Advair sales of around £900 million at CER (US$1.30/£1).

This revised guidance reflects:

●	the successful launch of Shingrix, where we now expect to deliver sales of £600-650 million in 2018;

●	the additional contribution to earnings from the buyout of Novartis’ stake in the Consumer Healthcare Joint Venture.

It also adjusts for the delay in the launch of generic competition to Advair. In addition, the revised guidance incorporates our expectations of a continuation of the additional pricing pressures in Respiratory that we identified in Q1 2018 including the greater than originally expected decline in Advair sales before any US generic competition that we expect in 2018 of around 30%.

The effective tax rate for 2018 is expected to be approximately 19-20% of Adjusted profits after the impact of US tax reform which is expected to benefit the Group effective tax rate by two to three percentage points.

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure. GSK believes that Adjusted results allow the Group’s performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out on page 39, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Adjusted results may exclude significant costs such as those from major restructuring programmes, significant legal charges or transaction items. Major restructuring charges have been reported as an adjusting item since the Group adopted its current reporting structure in 2012. Estimated charges from the major restructuring programmes approved by the Board, are set out on page 28.

As Adjusted results may exclude significant costs, such as those from major restructuring programmes or significant legal charges, they should not be regarded as a complete picture of the Group’s financial performance which is presented in its Total results. When restructuring charges are excluded, Adjusted earnings will be higher than Total earnings. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings.

Reconciliations between Total and Adjusted results, as set out on pages 19, 27 and 64 to 67, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of our Total results particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

In addition, it should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. The cash payments to be made to Shionogi by ViiV Healthcare for the six months to 30 June 2018 were £376 million. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 62.

If exchange rates were to hold at the closing rates on 30 June 2018 ($1.32/£1, €1.13/£1 and Yen 146/£1) for the rest of 2018, the estimated negative impact on full-year 2018 Sterling turnover growth would be around 3% and if exchange gains or losses were recognised at the same level as in 2017, the estimated negative impact on 2018 Sterling Adjusted EPS growth would be around 6%.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Cialis is a trademark of Eli Lilly and Company.

Sales performance

Group turnover by business and geographic region

Group turnover by business	Q2 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,229	(3)	1
Vaccines	1,253	13	16
Consumer Healthcare	1,828	(1)	3

Group turnover	7,310	-	4

Group turnover was flat at AER but increased 4% at CER to £7,310 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales were down 3% AER but up 1% CER, driven primarily by the growth in sales of HIV products as well as growth in Nucala and the Ellipta portfolio. This was partly offset by lower sales of Seretide/Advair and Established Pharmaceuticals. Overall Respiratory sales declined 6% at AER and 2% at CER.

Vaccines sales were up 13% AER, 16% CER, driven primarily by sales of Shingrix in the US as well as increased demand for Hepatitis vaccines, partly offset by declines in some other Established Vaccines.

Consumer Healthcare sales declined 1% AER but grew 3% CER reflecting strong performances in the Oral health and Skin health categories. This was partly offset by slower growth in the Wellness and Nutrition categories, together with the ongoing impact of non-strategic brand divestments, generic competition to Transderm Scop in the US and the implementation of the Goods & Service Tax (GST) in India.

Group turnover by geographic region	Q2 2018

	£m	Growth £%	Growth CER%

US	2,785	2	7
Europe	1,950	(1)	(1)
International	2,575	(2)	3

Group turnover	7,310	-	4

US sales grew 2% AER, 7% CER driven by strong performances from Tivicay and Triumeq, as well as contributions from the growth of Shingrix and Hepatitis vaccines.

Europe sales decreased 1% AER, 1% CER as growth from Tivicay and Triumeq was more than offset by continued generic competition to Epzicom and Avodart as well as a decrease in Bexsero sales largely due to the completion of the vaccination of catch-up cohorts in certain markets which benefited Q2 2017. Growth in new Respiratory products offset the decline in Seretide.

In International, sales declined 2% AER, but grew 3% CER reflecting strong growth in Tivicay, Triumeq, and the Respiratory portfolio. Sales in Emerging Markets declined 6% AER, but grew 1% CER, reflecting, in particular, a decline in Vaccines sales which were impacted by pricing and phasing in the quarter.

Group turnover by business and geographic region

Group turnover by business	H1 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	8,238	(4)	1
Vaccines	2,491	10	14
Consumer Healthcare	3,803	(2)	2

Group turnover	14,532	(1)	4

Group turnover declined 1% AER but increased 4% CER to £14,532 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales were down 4% AER but up 1% CER, driven primarily by the growth in HIV sales and growth from Nucala and the Ellipta portfolio. This was partly offset by lower sales of Seretide/Advair and Established Pharmaceuticals. Overall Respiratory sales declined 6% AER, 1% CER.

Vaccines sales were up 10% AER, 14% CER, primarily driven by sales of Shingrix in the US as well as increased demand for Hepatitis vaccines, partly offset by declines in some Established Vaccines.

Consumer Healthcare sales declined 2% AER but grew 2% CER mainly led by strong performances from power brands in the Oral health category. This was partly offset by the ongoing impact of non-strategic brand divestments, generic competition to Transderm Scop in the US and the implementation of the Goods & Service Tax (GST) in India.

Group turnover by geographic region	H1 2018

	£m	Growth £%	Growth CER%

US	5,303	(1)	7
Europe	3,991	1	-
International	5,238	(3)	3

Group turnover	14,532	(1)	4

US sales declined 1% AER, but grew 7% CER driven by strong performances from Tivicay and Triumeq, as well as contributions from the growth of Shingrix and Hepatitis vaccines.

Europe sales grew 1% AER, but were flat at CER as growth from Tivicay and Triumeq was offset by continued generic competition to Epzicom and Avodart. Growth in the new Respiratory products offset the decline in Seretide.

In International, sales declined 3% AER, but grew 3% CER, reflecting strong growth in Tivicay, Triumeq, the Respiratory portfolio and Cervarix in China, following its recent launch. Sales in Emerging Markets declined 5% AER, but grew 2% CER.

Turnover – Q2 2018

Pharmaceuticals

	Q2 2018

	£m	Growth £%	Growth CER%

Respiratory	1,696	(6)	(2)
HIV	1,189	7	11
Immuno-inflammation	114	23	29
Established Pharmaceuticals	1,230	(9)	(5)

	4,229	(3)	1

US	1,871	(5)	-
Europe	984	(1)	(1)
International	1,374	(1)	4

	4,229	(3)	1

Pharmaceuticals turnover in the quarter was £4,229 million, down 3% AER, but up 1% CER, driven primarily by growth in HIV sales, which were up 7% AER, 11% CER, to £1,189 million, reflecting continued strong performances by Triumeq and Tivicay and continued growth from Juluca. Respiratory sales declined 6% AER, 2% CER, to £1,696 million, with growth from the Ellipta portfolio and Nucala more than offset by lower sales of Seretide/Advair. Sales of Established Pharmaceuticals fell 9% AER, 5% CER, to £1,230 million.

In the US, sales declined 5% AER, but flat at CER, with growth in the HIV portfolio and Benlysta more than offset by declines in Established Products and Respiratory. In Europe, sales declined 1% AER, 1% CER, reflecting continued generic competition to Epzicom and Avodart and the ongoing transition of the Respiratory portfolio. International declined 1% AER but grew 4% CER, driven primarily by the new Respiratory portfolio.

Respiratory
Total Respiratory sales declined 6% AER, 2% CER, with the US down 14% AER, 9% CER. In Europe, sales grew 5% AER, 5% CER and International grew 2% AER, 7% CER, with growth in both Japan and Emerging Markets. Growth from the Ellipta portfolio and Nucala was more than offset by lower sales of Seretide/Advair which declined 30% AER, 28% CER globally.

Sales of Nucala were £141 million in the quarter and grew 93% AER, >100% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 76% AER, 86% CER to £88 million, benefiting from market growth and some re-stocking in the quarter.

Sales of Ellipta products were up 20% AER, 26% CER, driven by continued growth in all regions. In the US, sales grew 12% AER, 18% CER, reflecting further market share gains, partly offset by the impact of continued competitive pricing pressures, particularly for ICS/LABAs. In Europe, sales grew 36% AER, 36% CER. Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £26 million in the quarter, benefiting from an expanded label in the US.

Relvar/Breo Ellipta sales declined 1% AER, but grew 4% CER, to £279 million, primarily driven by growth in Europe, which was up 22% AER, 24% CER to £61 million, and in International, which was up 29% AER, 35% CER to £62 million. In the US, Breo Ellipta sales declined 15% AER, 10% CER, with volume growth of 30% reflecting continued market share growth, offset by the combined impact of prior period payer rebate adjustments (primarily an unfavourable comparison with rebate levels in Q2 2017) and increased competitive pricing pressure. Anoro Ellipta sales grew 41% AER, 48% CER to £120 million, driven by gains in the US. All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the quarter.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 31% AER, 27% CER to £650 million.

Seretide/Advair sales declined 30% AER, 28% CER to £590 million. Sales of Advair in the US declined 45% AER, 43% CER (10% volume decline and 33% negative impact of price) primarily reflecting increased competitive pricing pressures. In Europe, Seretide sales were down 17% AER, 17% CER to £151 million (10% volume decline and a 7% price decline). This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 6% AER, 2% CER, to £179 million (3% volume decline and 1% positive impact of price), also reflecting generic competition in certain markets and the continuing transition to the newer Respiratory products.

HIV
HIV sales increased 7% AER, 11% CER to £1,189 million in the quarter, with the US up 7% AER, 13% CER, Europe up 3% AER, 4% CER and International up 11% AER, 16% CER. The growth was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £682 million and £407 million, respectively, in the quarter. Juluca recorded sales of £24 million in the quarter.

Epzicom/Kivexa sales declined 59% AER, 56% CER to £26 million, reflecting ongoing generic competition.

Immuno-inflammation
Sales in the quarter were up 23% AER, 29% CER, primarily driven by Benlysta which grew 23% AER, 29% CER to £114 million. In the US, Benlysta grew 23% AER, 29% CER to £102 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,230 million, down 9% AER, 5% CER, benefiting from favourable prior period payer rebate adjustments and some post-divestment inventory sales.

The Avodart franchise was down 14% AER, 11% CER to £138 million, primarily due to the loss of exclusivity in Europe, with the US impact now broadly annualised. Coreg franchise sales declined 69% AER, 67% CER following a generic Coreg CR entrant to the US market in Q4 2017. Augmentin sales declined 10% AER, 5% CER to £127 million.

Vaccines

	Q2 2018

	£m	Growth £%	Growth CER%

Meningitis	184	(8)	(3)
Influenza	17	(19)	(14)
Shingles	167	-	-
Established Vaccines	885	(1)	1

	1,253	13	16

US	486	54	61
Europe	393	-	-
International	374	(7)	(3)

	1,253	13	16

Vaccines turnover grew 13% AER, 16% CER to £1,253 million, primarily driven by market expansion and share growth forShingrix, and a competitor supply shortage in Hepatitis. Established Vaccines growth was impacted by lower Synflorix sales, reflecting unfavourable phasing and lower pricing in Emerging Markets, and lower sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) due to unfavourable year-on-year phasing in International and increased competitive pressures, particularly in Europe.

Meningitis
Meningitis sales declined 8% AER, 3% CER to £184 million. Bexsero sales declined by 11% AER, 6% CER largely due to the completion of the vaccination of catch-up cohorts in certain markets in Europe which benefited 2017, partly offset by continued growth in private market sales in International. Menveo sales were down 12% AER, 7% CER, impacted by supply constraints in Europe and International.

Influenza
Fluarix/FluLaval sales declined 19% AER, 14% CER to £17 million, mainly driven by increased competition in International.

Shingles
Shingrix recorded sales of £167 million in the quarter in the US and Canada, driven by demand and share gains. US sales of Shingrix benefited from market growth in new patient populations now covered by immunisation recommendations and achieved a 98% market share in the quarter. Because of the high demand, an allocation process has been implemented in the US, to help manage inventory and deliveries and to ensure patients have the opportunity to complete the two-dose series.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 12% AER, 10% CER. Boostrix sales declined 19% AER, 17% CER to £121 million, primarily driven by unfavourable year-on-year phasing in International and the return to the market of a competitor in Europe, partly offset by higher demand and share gains in the US. Infanrix, Pediarix sales were down 4% AER, 3% CER to £149 million, reflecting unfavourable year-on-year CDC stockpile movements in the US and increased competitive pressures, particularly in Europe, partly offset by stronger demand in International.

Hepatitis vaccines grew 35% AER, 41% CER to £210 million, benefiting from a competitor supply shortage and stronger demand in the US and Europe.

Rotarix sales grew 11% AER, 12% CER to £105 million, mainly driven by the phasing of tenders and a favourable comparison with a higher returns provision in Q2 2017 in International.

Synflorix sales were down 34% AER, 33% CER to £100 million, primarily impacted by unfavourable phasing and lower pricing in Emerging Markets.

Consumer Healthcare

	Q2 2018

	£m	Growth £%	Growth CER%

Wellness	901	(3)	1
Oral health	611	1	5
Nutrition	154	(7)	1
Skin health	162	3	8

	1,828	(1)	3

US	428	-	4
Europe	573	(1)	(1)
International	827	(2)	5

	1,828	(1)	3

Consumer Healthcare sales declined 1% AER but grew 3% CER in the quarter to £1,828 million as strong performances in Oral health and Skin health were partly offset by slower growth in the Wellness and Nutrition categories. Strong performances in the US and International markets, particularly Brazil and India, were partly offset by lower growth in Europe and Australia.

The divestments of small tail brands and Horlicks and MaxiNutrition in the UK, generic competition to Transderm Scop in the US and the ongoing impact of the implementation of the Goods & Service Tax (GST) in India in aggregate impacted growth in the quarter by approximately one percentage point.

Wellness
Wellness sales declined 3% AER but grew 1% CER to £901 million, reflecting growth in Gastro-intestinal sales. Respiratory declined 3% AER, but was flat at CER as double-digit growth in China and Brazil was offset by lower Flonase growth in the US due to the delayed and shorter allergy season compared with last year.

Pain relief was down 4% AER, 2% CER largely due to a double-digit decline in Panadol, which reflected a change in the route to market model in South East Asia and the discontinuation of slow-release Panadol products in the Nordic countries. Voltaren sales declined slightly, affected by tougher competition in major European markets and promotional phasing in Germany compared with last year.

Oral health
Oral health sales grew 1% AER, 5% CER to £611 million with Sensodyne growing in high-single to low-double digits across most major markets, partly offset by destocking in China. Denture care grew in mid-single digits through continued performance of Poligrip in the US and the launch of Corega into the mass market channel in Russia, partly offset by a decline in Europe due to strong competition. Gum health delivered double-digit growth with continued strong Parodontax performance in the US.

Nutrition
Nutrition sales declined 7% AER but grew 1% CER to £154 million, including a nine percentage point impact of divestments and the GST implementation in India. The Nutrition business in India continued to perform strongly, benefiting from new products including Horlicks Protein+ which was launched earlier in the year.

Skin health
Skin health grew 3% AER 8% CER to £162 million led by double-digit growth in Fenistil in Russia and Germany as retailers built seasonal stocks, Lamisil in Korea and mid-single digit growth in Lip care.

Pharmaceuticals

	H1 2018

	£m	Growth £%	Growth CER%

Respiratory	3,271	(6)	(1)
HIV	2,237	7	12
Immuno-inflammation	214	16	24
Established Pharmaceuticals	2,516	(9)	(5)

	8,238	(4)	1

US	3,441	(7)	-
Europe	2,011	-	(1)
International	2,786	(2)	5

	8,238	(4)	1

Pharmaceuticals turnover in the six months was £8,238 million, down 4% AER, but up 1% CER, driven primarily by growth in HIV sales, which were up 7% AER, 12% CER, to £2,237 million, reflecting continued strong performances by Triumeq and Tivicay and continued growth from Juluca. Respiratory sales declined 6% AER, 1% CER, to £3,271 million, with growth from the Ellipta portfolio and Nucala offset by lower sales of Seretide/Advair. Sales of Established Pharmaceuticals fell 9% AER, 5% CER, with the decline mitigated by some one-off contract sales in the six months.

In the US, sales declined 7% AER but were flat at CER, with growth in the HIV portfolio and Benlysta offsetting declines in Established Products and Respiratory. In Europe, sales were flat at AER but declined 1% CER, reflecting continued generic competition to Epzicom and Avodart and the ongoing transition of the Respiratory portfolio. International declined 2% AER but grew 5% CER, reflecting growth in the new Respiratory and HIV portfolios.

Respiratory
Total Respiratory sales declined 6% AER, 1% CER, with the US down 14% AER, 7% CER. In Europe, sales grew 3% AER, 2% CER and International was flat at AER but grew 6% CER, driven primarily by higher sales in Japan. Growth from the Ellipta portfolio and Nucala was offset by lower sales of Seretide/Advair.

Sales of Nucala were £245 million in the six months, up 86% AER, 95% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 60% AER, 73% CER to £147 million, despite increased competitive pressures from a new market entrant.

Sales of Ellipta products were up 22% AER, 29% CER, driven by continued growth in all regions. In the US, sales grew 13% AER, 22% CER, reflecting further market share gains, partly offset by the impact of continued competitive pricing pressures, particularly for ICS/LABAs. In Europe, sales grew 39% AER, 37% CER. Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £37 million to total Ellipta sales, benefiting from an expanded label in the US.

Relvar/Breo Ellipta sales grew 3% AER, 8% CER, to £498 million, primarily driven by growth in Europe, which was up 24% AER, 23% CER to £123 million, and in International, which was up 29% AER, 37% CER to £119 million. In the US, Breo Ellipta sales declined 13% AER, 6% CER, with volume growth of 36%, reflecting continued market share growth, offset by the combined impact of prior period payer rebate adjustments (primarily an unfavourable comparison with rebate levels in the first half of 2017) and increased competitive pricing pressure. Anoro Ellipta sales grew 48% AER, 56% CER to £217 million, driven by gains in the US. All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the six months.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 32% AER, 39% CER to £1,140 million.

Seretide/Advair sales declined 28% AER, 24% CER to £1,156 million. Sales of Advair in the US declined 40% AER, 35% CER (8% volume decline and 27% negative impact of price) primarily reflecting increased competitive pricing pressures. In Europe, Seretide sales were down 18% AER, 19% CER to £317 million (10% volume decline and a 9% price decline). This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 12% AER, 7% CER, to £350 million (6% volume decline and 1% negative impact of price), also reflecting generic competition in certain markets and the continuing transition to the newer Respiratory products.

Pricing pressures also affected other Respiratory products, with Ventolin sales declining 11% AER, 5% CER to £350 million.

HIV
HIV sales increased 7% AER, 12% CER to £2,237 million in the six months, with the US up 5% AER, 14% CER, Europe up 9% AER, 8% CER and International up 7% AER, 14% CER. The growth was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £1,288 million and £755 million, respectively, in the six months. Juluca was approved in the US in November 2017, and recorded sales of £34 million in the six months.

Epzicom/Kivexa sales declined 56% AER, 54% CER to £63 million, reflecting ongoing generic competition.

Immuno-inflammation
Sales in the six months were up 16% AER, 24% CER, primarily driven by Benlysta, which grew 16% AER, 25% CER to £214 million. In the US, Benlysta grew 15% AER, 23% CER to £191 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals were £2,516 million, down 9% AER, 5% CER, benefiting from favourable prior period payer rebate adjustments and some post-divestment inventory sales.

The Avodart franchise was down 13% AER, 10% CER to £279 million, primarily due to the loss of exclusivity in Europe, with the US impact now broadly annualised. Coreg franchise sales declined 64% AER, 61% CER following a generic Coreg CR entrant to the US market in Q4 2017. Augmentin sales declined 2% AER, but grew 4% CER to £291 million with improved demand in Emerging Markets.

Vaccines

	H1 2018

	£m	Growth £%	Growth CER%

Meningitis	364	(7)	(2)
Influenza	26	(24)	(18)
Shingles	277	-	-
Established Vaccines	1,824	(1)	2

	2,491	10	14

US	975	44	55
Europe	782	-	(1)
International	734	(8)	(5)

	2,491	10	14

Vaccines turnover grew 10% AER, 14% CER to £2,491 million, primarily driven by growth in sales of Shingrix, Hepatitis vaccines, which benefited from a competitor supply shortage, and the launch of Cervarix in China. Established Vaccines growth was impacted by lower Synflorix sales, reflecting unfavourable phasing and lower pricing in Emerging Markets, and lower sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) due to unfavourable year-on-year phasing in International and increased competitive pressures, particularly in Europe.

Meningitis
Meningitis sales declined 7% AER, 2% CER to £364 million. Bexsero sales were down 1% AER but up 3% CER due to demand and share gains in the US, together with continued growth in private market sales in International, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe which benefited H1 2017. Menveo sales decreased by 23% AER, 16% CER, primarily reflecting a strong comparator performance in H1 2017 and supply constraints in Europe and International.

Influenza
Fluarix/FluLaval sales declined 24% AER, 18% CER to £26 million, due to increased competition in International.

Shingles
Shingrix recorded sales of £277 million in the first six months in the US and Canada, driven by demand and share gains. US sales benefited from market growth in new patient populations now covered by immunisation recommendations.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 12% AER, 8% CER. Boostrix sales declined 15% AER, 12% CER to £221 million, primarily driven by unfavourable year-on-year phasing in International and the return to the market of a competitor in Europe, partly offset by higher demand and share gains in the US. Infanrix, Pediarix sales were down 9% AER, 5% CER to £355 million, reflecting increased competitive pressures in Europe and the US as well as unfavourable year-on-year CDC stockpile movements in the US, partly offset by stronger demand in International.

Hepatitis vaccines grew 26% AER, 32% CER to £405 million, benefiting from a competitor supply shortage and stronger demand in the US and Europe.

Rotarix sales were down 2% AER but up 1% CER to £235 million.

Synflorix sales declined 30% AER, 30% CER to £199 million, primarily impacted by unfavourable phasing and lower pricing in Emerging Markets.

Cervarix sales increased by 94% AER, 97% CER to £68 million, primarily driven by its recent launch in China.

Consumer Healthcare

	H1 2018

	£m	Growth £%	Growth CER%

Wellness	1,918	(4)	1
Oral health	1,249	1	6
Nutrition	322	(7)	-
Skin health	314	(2)	2

	3,803	(2)	2

US	887	(7)	-
Europe	1,198	2	1
International	1,718	(2)	5

	3,803	(2)	2

Consumer Healthcare sales in the six months declined 2% AER but grew 2% CER to £3,803 million, mainly led by broad-based strong growth in Oral health. The impact of generic competition on Transderm Scop in the US, divestment of tail brands and Horlicks and MaxiNutrition in the UK and implementation of the Goods & Service Tax (GST) in India, in aggregate impacted overall growth by one and a half percentage points.

Wellness
Wellness sales declined 4% AER but grew 1% CER to £1,918 million. Respiratory sales were down 5% AER, 1% CER. Although Theraflu delivered double-digit growth due to the strong cold and flu season, this was offset by a decline in Flonase resulting from the delayed and shorter allergy season in the US, and the comparison with the launch of Flonase Sensimist last year.

Pain relief declined 1% AER but grew 2% CER to £726 million as low-single digit growth of Voltaren was partly offset by a weaker performance in Panadol. Panadol continued to grow in most International markets, but this was offset by a change in the route to market model in South East Asia as well as the discontinuation of slow-release Panadol products in the Nordic countries.

Generic competition to Transderm Scop and tail brand divestments impacted Wellness growth by approximately one percentage point.

Oral health
Oral health sales grew 1% AER, 6% CER to £1,249 million as Sensodyne continued to deliver high-single to low-double digit growth across most major markets. Denture care grew in high-single digits through a strong Poligrip performance in the US and the launch of Corega Max in Russia, while Gum health grew in double digits, largely driven by momentum behind Parodontax in the US.

Nutrition
Nutrition sales declined 7% AER but were flat at CER at £322 million. The impact of divestments and India GST implementation on growth was approximately 10 percentage points. Horlicks in India continued to grow consumption, benefitting from the launch of Horlicks Protein+ in Q1 2018.

Skin health
Skin health sales were down 2% AER but up 2% CER to £314 million, driven by double-digit growth from Fenistil, particularly in Europe, and mid-single digit growth from Lip care.

Financial performance – Q2 2018

Total results

The Total results for the Group are set out below.

	Q2 2018 £m	Q2 2017 £m	Growth £%	Growth CER%

Turnover	7,310	7,320	-	4

Cost of sales	(2,310)	(2,619)	(12)	(10)

Gross profit	5,000	4,701	6	11

Selling, general and administration	(2,457)	(2,379)	3	8
Research and development	(925)	(1,260)	(27)	(25)
Royalty income	73	98	(26)	(23)
Other operating income/(expense)	(912)	(1,180)

Operating profit/(loss)	779	(20)	>100	>100

Finance income	27	15
Finance expense	(194)	(192)
Profit on disposal of associates	-	20
Share of after tax profits/(losses) of associates and joint ventures	2	(1)

Profit/(loss) before taxation	614	(178)	>100	>100

Taxation	(139)	92
Tax rate %	22.6%	51.7%

Profit/(loss) after taxation	475	(86)	>100	>100

Profit attributable to non-controlling interests	34	94
Profit/(loss) attributable to shareholders	441	(180)

	475	(86)	>100	>100

Earnings/(loss) per share	9.0p	(3.7)p	>100	>100

Cost of sales
Cost of sales as a percentage of turnover was 31.6%, down 4.2 percentage points at AER and 4.7 percentage points in CER terms compared with Q2 2017. This primarily reflected a favourable comparison with Q2 2017 which was impacted by £363 million of non-cash write downs related to the decision to withdraw Tanzeum progressively. The quarter also benefited from a more favourable product mix in Pharmaceuticals, particularly due to the impact of higher HIV sales, as well as a further contribution from integration and restructuring savings in all three businesses. This was partly offset by an adverse comparison with the benefit of a settlement for lost third party supply volume in Q2 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 33.6%, 1.1 percentage points higher than in Q2 2017 at AER and 1.2 percentage points higher on a CER basis. This primarily reflected increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, partly offset by tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
R&D expenditure was £925 million (12.7% of turnover), 27% lower than in Q2 2017 at AER and 25% lower at CER. This reflected a favourable comparison with the impact of the Priority Review Voucher in Q2 2017 and lower restructuring costs, together with the benefit of the prioritisation initiatives started in Q3 2017, partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology.

Royalty income
Royalty income was £73 million (Q2 2017: £98 million), primarily reflecting the patent expiry of Cialis.

Other operating income/(expense)
Net other operating expense of £912 million (Q2 2017: £1,180 million) primarily reflected £953 million (Q2 2017: £1,211 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option previously held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

These charges were driven primarily by a re-measurement of £744 million for the contingent consideration liability due to Shionogi, as well as the valuation of the put option liability to Pfizer, primarily related to changes in exchange rate assumptions and changes to HIV sales forecasts following the GEMINI study completed in Q2 2018. In addition, following the agreement to acquire Novartis’ interest in the Consumer Healthcare Joint Venture announced on 27 March 2018, a net charge of £163 million has been taken in the quarter, primarily representing a £108 million unwind of the discounted liability until settlement on 1 June 2018 as well as movements on exchange rates largely offset by hedging gains.

Operating profit
Total operating profit was £779 million in Q2 2018 compared with an operating loss of £20 million in Q2 2017. The increase in operating profit primarily reflected the reduced impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, as well as reduced restructuring costs and asset impairments in comparison to the non-cash charges in Q2 2017 relating to the progressive withdrawal of Tanzeum and a favourable comparison with the impact of the Priority Review Voucher utilised and expensed in Q2 2017. Operating profit also benefited from sales growth in all three businesses, a more favourable mix, benefits in the quarter from prioritisation of R&D expenditure and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines and investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, as well as a reduction in royalty income.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £185 million (Q2 2017: £143 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £179 million (Q2 2017: £140 million).

Net finance costs
Net finance expense was £167 million compared with £177 million in Q2 2017. The reduction primarily reflected the maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £139 million represented an effective tax rate of 22.6% (Q2 2017: 51.7%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £34 million (Q2 2017: £94 million), including the non-controlling interest allocations of Consumer Healthcare profits of £28 million (Q2 2017: £57 million) for the period up to 3 May 2018 when the buyout of Novartis’ interest became unconditional, and the allocation of ViiV Healthcare losses of £13 million (Q2 2017: allocation of profits of £24 million). The allocation of ViiV Healthcare losses included the impact of changes in the proportions of preferential dividends due to each shareholder and higher re-measurement charges in the quarter.

Earnings per share
Total earnings per share was 9.0p, compared with a loss per share of 3.7p in Q2 2017. The increase in earnings per share primarily reflected the reduced impact of charges arising from increases in the valuation of the liabilities for contingent consideration, put options and preferential dividends, as well as reduced restructuring costs and asset impairments. In addition there was a favourable comparison with the impact of the Priority Review Voucher utilised and expensed in Q2 2017 and the non-cash charges in Q2 2017 relating to the progressive withdrawal of Tanzeum.

Adjusting items
GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance. Adjusted results, which is a non-IFRS measure, may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs (under specific Board approved programmes that are structural and of a significant scale), including integration costs following material acquisitions; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the implementation of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within Total and Adjusted results.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	Q2 2018			Q2 2017

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating (loss)/ profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p

Total results	779	475	9.0	(20)	(86)	(3.7)

Intangible asset amortisation	138	114	2.3	153	117	2.4
Intangible asset impairment	28	23	0.4	295	198	4.1
Major restructuring costs	158	121	2.5	440	290	5.9
Transaction-related items	1,022	825	14.0	1,226	1,128	21.5
Divestments, significant legal and other items	(23)	(7)	(0.1)	(11)	(146)	(3.0)
			19.1
Adjusting items	1,323	1,076	19.1	2,103	1,587	30.9

Adjusted results	2,102	1,551	28.1	2,083	1,501	27.2

Full reconciliations between Total results and Adjusted results are set out on pages 64 to 67 and the definition of Adjusted results is set out on page 39.

Intangible asset amortisation and impairment
Intangible asset amortisation was £138 million, compared with £153 million in Q2 2017. There were also intangible asset impairments of £28 million (Q2 2017: £295 million) related to Pharmaceuticals R&D development assets, reflecting a favourable comparison with Q2 2017 which included an impairment related to the progressive withdrawal of Tanzeum and a number of other impairments to commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring costs related to specific Board approved programmes that are structural and of a significant scale, including those integration costs following material acquisitions, are excluded from Adjusted results. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

Major restructuring and integration charges incurred in the quarter under the existing combined programme were £158 million (Q2 2017: £440 million). Non-cash charges were £64 million (Q2 2017: £277 million) and cash charges were £94 million (Q2 2017: £163 million). Cash payments made in the quarter were £109 million (Q2 2017: £119 million) including the settlement of certain charges accrued in previous quarters. The programme delivered incremental annual cost savings in the quarter of £0.1 billion.

The Board has approved a new major restructuring programme, which is designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs. The new programme is expected to cost £1.7 billion over the period to 2021, comprising cash costs of £0.8 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £400 million by 2021. These savings will be fully re-invested in the Group to help fund targeted increases in R&D and commercial support of new products.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,022 million (Q2 2017: £1,226 million). This primarily reflected £953 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2018 £m	Q2 2017 £m

Consumer Healthcare Joint Venture put option	163	730
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	744	298
ViiV Healthcare put options and Pfizer preferential dividends	63	66
Contingent consideration on former Novartis Vaccines business	(17)	116
Other adjustments	69	16

Total transaction-related charges	1,022	1,226

Following the agreement to acquire Novartis’ interest in the Consumer Healthcare Joint Venture announced on 27 March 2018, a net charge of £163 million was taken in the quarter, primarily representing £108 million of unwind of the discounted liability until settlement on 1 June 2018. Between 31 March 2018 and settlement, the liability increased by £0.5 billion due to movements in exchange rates but the additional charge to reflect this increase was largely offset by gains on hedging contracts.

The £744 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented £644 million arising from updated exchange rate assumptions and changes to sales forecasts following the GEMINI study completed in Q2 2018, together with a £100 million unwind of the discount. A charge of £56 million relating to an increase in the put option liability to Pfizer reflected revised exchange rate assumptions on forecasts as well as adjustments to pipeline forecasts. Other adjustments included a £70 million charge reflecting the release of an indemnity asset relating to the tax treatment of inventory acquired as part of the Novartis Vaccines acquisition, with a corresponding offset in the tax charge.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £185 million (Q2 2017: £143 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £179 million (Q2 2017: £140 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 62.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, equity investment impairments and certain other adjusting items. A charge of £12 million (Q2 2017: £6 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £7 million (Q2 2017: £42 million).

Adjusted results
GSK uses Adjusted results, which is a non-IFRS measure, to report the performance of the Group as it believes that it allows the key trends and factors in the Group’s performance to be more easily and clearly identified. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

	Q2 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,310	100	-	4

Cost of sales	(2,079)	(28.4)	5	7
Selling, general and administration	(2,334)	(31.9)	2	6
Research and development	(868)	(11.9)	(18)	(15)
Royalty income	73	1.0	(26)	(23)

Adjusted operating profit	2,102	28.8	1	7

Adjusted profit before tax	1,939		2	8
Adjusted profit after tax	1,551		3	10
Adjusted profit attributable to shareholders	1,381		4	11

Adjusted earnings per share	28.1p		3	10

Operating profit by business	Q2 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,111	49.9	(2)	3
Pharmaceuticals R&D*	(619)		(10)	(7)

Total Pharmaceuticals	1,492	35.3	2	7
Vaccines	357	28.5	(5)	3
Consumer Healthcare	352	19.3	7	13

	2,201	30.1	2	7
Corporate & other unallocated costs	(99)		19	23

Adjusted operating profit	2,102	28.8	1	7

* Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D. It excludes ViiV Healthcare operating profit, which is reported within the Pharmaceuticals segment. A more detailed breakdown of R&D expenses is set out on page 36

Operating profit
Adjusted operating profit was £2,102 million, 1% higher than Q2 2017 at AER and 7% higher at CER on a turnover increase of 4% CER. The Adjusted operating margin of 28.8% was 0.3 percentage points higher at AER and 0.8 percentage points higher on a CER basis than in Q2 2017. This primarily reflected the impact of the Priority Review Voucher utilised and expensed in Q2 2017. The quarter also benefited from sales growth in all three businesses, a more favourable mix, the benefits of prioritisation of R&D expenditure and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the benefit of a settlement for lost third party supply volume in Vaccines in Q2 2017 and investments in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, as well as a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 28.4%, up 1.3 percentage points at AER, and up 0.8 percentage points at CER compared with Q2 2017, the growth of 7% in CER terms primarily reflected an adverse year-on-year comparison with the benefit of a settlement for lost third party supply volume in Q2 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines. This was partly offset by a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales, and a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs as a percentage of turnover were 31.9%, 0.6 percentage points higher at AER than in Q2 2017 and 0.7 percentage points higher on a CER basis. The 6% (at CER) increase in SG&A costs primarily reflected increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets partly offset by tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
R&D expenditure was £868 million (11.9% of turnover), 18% AER lower than Q2 2017 and 15% lower on a CER basis, primarily reflecting a favourable comparison with the impact of the Priority Review Voucher in Q2 2017, but also the benefits of the prioritisation initiatives started in Q3 2017. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology.

Royalty income
Royalty income was £73 million (Q2 2017: £98 million), a reduction of 26% AER, 23% CER, primarily reflecting the patent expiry of Cialis.

Operating profit by business
Pharmaceuticals operating profit was £1,492 million, up 2% AER, 7% CER on a turnover increase of 1% CER. The operating margin of 35.3% was 1.7 percentage points higher at AER than in Q2 2017 and 2.1 percentage points higher on a CER basis. This primarily reflected the benefit of a favourable comparison with the impact of the Priority Review Voucher in Q2 2017. The Adjusted operating profit margin also reflected increased investment in new product support and the targeted priority markets and the continued impact of lower prices, particularly in Respiratory, and the reduction in royalty income partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, as well as the benefits of prioritisation within R&D.

Vaccines operating profit was £357 million, 5% lower than Q2 2017 at AER but 3% higher at CER on a turnover increase of 16% CER. The operating margin of 28.5% was 5.2 percentage points lower than in Q2 2017 at AER and 4.0 percentage points lower on a CER basis. This was primarily driven by an unfavourable comparison with the benefit of a settlement for lost third party supply volume in Q2 2017, increased supply chain investments and increased SG&A resources particularly in support of the launch of Shingrix. This was partly offset by improved product mix and continued restructuring and integration benefits.

Consumer Healthcare operating profit was £352 million, up 7% AER, 13% CER, on a turnover increase of 3% CER. The operating margin of 19.3% was 1.6 percentage points higher than in Q2 2017 at AER, and 1.7 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as tight control of promotional and other operating expenses compared with Q2 2017.

Net finance costs
Net finance expense was £165 million compared with £176 million in Q2 2017. The reduction primarily reflected maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £388 million and represented an effective Adjusted tax rate of 20.0% (Q2 2017: 21.2%). See ‘Taxation’ on page 53 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £170 million (Q2 2017: £174 million), including the non-controlling interest allocations of Consumer Healthcare profits of £16 million (Q2 2017: £80 million) for the period up to 3 May 2018 when the buyout of Novartis’ interest became unconditional, and the allocation of ViiV Healthcare profits of £135 million (Q2 2017: £81 million), including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. Q2 2017 also included the non-controlling interest allocation of the costs of the Priority Review Voucher expensed in that quarter.

Earnings per share
Adjusted EPS of 28.1p was up 3% AER, 10% CER, compared with a 7% CER increase in Adjusted operating profit, primarily as a result of the reduced non-controlling interest allocation of Consumer Healthcare profits and a reduced Adjusted tax rate.

Financial performance – H1 2018

Total results

The Total results for the Group are set out below.

	H1 2018 £m	H1 2017 £m	Growth £%	Growth CER%

Turnover	14,532	14,704	(1)	4

Cost of sales	(4,701)	(5,132)	(8)	(6)

Gross profit	9,831	9,572	3	9

Selling, general and administration	(4,768)	(4,831)	(1)	3
Research and development	(1,829)	(2,220)	(18)	(14)
Royalty income	126	180	(30)	(28)
Other operating income/(expense)	(1,341)	(1,003)

Operating profit	2,019	1,698	19	39

Finance income	47	36
Finance expense	(356)	(386)
Profit on disposal of associates	-	20
Share of after tax profits of associates and joint ventures	11	4

Profit before taxation	1,721	1,372	25	49

Taxation	(487)	(235)
Tax rate %	28.3%	17.1%

Profit after taxation	1,234	1,137	9	31

Profit attributable to non-controlling interests	244	271
Profit attributable to shareholders	990	866

	1,234	1,137	9	31

Earnings per share	20.2p	17.7p	14	41

Cost of sales
Cost of sales as a percentage of turnover was 32.3%, down 2.6 percentage points at AER and 3.4 percentage points in CER terms compared with H1 2017. This primarily reflected a favourable comparison with £363 million non-cash write downs of assets in H1 2017 related to the decision to withdraw Tanzeum progressively. The six months also benefited from a favourable product mix in Pharmaceuticals, particularly the impact of higher HIV sales, and a further contribution from integration and restructuring savings in all three businesses. This was partly offset by an adverse comparison with the benefit of a settlement for lost third party supply volume in Q2 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 32.8%, 0.1 percentage points lower than in H1 2017 at AER and 0.2 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in non-promotional spending across all three businesses, and reduced major legal, restructuring and integration costs, partly offset by. increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,829 million (12.6% of turnover), 18% lower than in H1 2017 at AER and 14% lower at CER. This reflected a favourable comparison with the impact of the Priority Review Voucher in H1 2017, as well as reduced restructuring costs primarily as a result of the provision for obligations as a result of the decision to withdraw Tanzeum progressively and the benefit of the prioritisation initiatives started in Q3 2017. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology.

Royalty income
Royalty income was £126 million (H1 2017: £180 million), primarily reflecting the patent expiry of Cialis.

Other operating income/(expense)
Net other operating expense of £1,341 million (H1 2017: £1,003 million) primarily reflected £1,369 million (H1 2017: £1,281 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option previously held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

These charges were driven primarily by a £713 million re-measurement of the contingent consideration liability due to Shionogi, primarily related to changes in exchange rate assumptions and sales forecasts following the GEMINI study completed in Q2 2018. In addition, a net charge of £658 million reflected the re-measurement of the valuation of the Consumer Healthcare put option, together with movements in exchange rates largely offset by gains on hedging contracts.

Operating profit
Total operating profit was £2,019 million in H1 2018 compared with £1,698 million in H1 2017. The increase in operating profit primarily reflected reduced restructuring costs and asset impairments in comparison with the non-cash charges in H1 2017 relating to the progressive withdrawal of Tanzeum, as well as a favourable comparison from the impact of the Priority Review Voucher utilised and expensed in H1 2017. In addition, there was a contribution from sales growth on a CER basis in all three businesses, a more favourable mix, benefits from prioritisation of R&D expenditure and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the favourable comparison with a settlement for lost third party supply volume in Vaccines in H1 2017 and investments in new product support, particularly for launches in Respiratory, HIV and Vaccines, as well as a reduction in royalty income.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the six months amounted to £702 million (H1 2017: £303 million). This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £376 million (H1 2017: £299 million).

Net finance costs
Net finance expense was £309 million compared with £350 million in H1 2017. The reduction reflected the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of approximately £20 million, the maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £487 million represented an effective tax rate of 28.3% (H1 2017: 17.1%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £244 million (H1 2017: £271 million), including the non-controlling interest allocations of Consumer Healthcare profits of £117 million (H1 2017: £120 million) for the period up to 3 May 2018 when the buyout of Novartis’ interest became unconditional, and the allocation of ViiV Healthcare profits of £97 million (H1 2017: £126 million). The allocation of ViiV Healthcare profits included the impact of changes in the proportions of preferential dividends due to each shareholder and the impact of re-measurement charges.

Earnings per share
Total earnings per share was 20.2p, compared with 17.7p in H1 2017. The increase in earnings per share primarily reflected reduced restructuring costs and asset impairments in comparison with the non-cash charges in H1 2017 relating to the progressive withdrawal of Tanzeum, as well as a favourable comparison from the impact of the Priority Review Voucher utilised and expensed in H1 2017.

Adjusting items
GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance. Adjusted results, which is a non-IFRS measure, may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs under specific Board approved programmes that are structural and of a significant scale, including integration costs following material acquisitions; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the implementation of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within the Adjusted results.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	H1 2018			H1 2017

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	2,019	1,234	20.2	1,698	1,137	17.7

Intangible asset amortisation	287	231	4.7	295	228	4.7
Intangible asset impairment	55	46	0.9	339	229	4.7
Major restructuring costs	223	170	3.5	606	419	8.6
Transaction-related items	1,459	1,282	23.0	1,318	1,194	22.4
Divestments, significant legal and other items	(18)	19	0.4	(194)	(290)	(6.0)

Adjusting items	2,006	1,748	32.5	2,364	1,780	34.4

Adjusted results	4,025	2,982	52.7	4,062	2,917	52.1

Full reconciliations between Total results and Adjusted results are set out on pages 64 to 67 and the definition of Adjusted results is set out on page 39.

Intangible asset amortisation and impairment
Intangible asset amortisation was £287 million, compared with £295 million in H1 2017. There were also lower intangible asset impairments of £55 million (H1 2017: £339 million) related to commercial and Pharmaceuticals R&D development assets, reflecting a favourable comparison with H1 2017 which included an impairment related to the progressive withdrawal of Tanzeum and a number of other impairments to commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring costs related to specific Board approved programmes that are structural and of a significant scale, including those integration costs following material acquisitions, are excluded from Adjusted results. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

Major restructuring and integration charges incurred in the six months were £223 million (H1 2017: £606 million). Non-cash charges were £81 million (H1 2017: £297 million) and cash charges were £142 million (H1 2017: £309 million). Cash payments made in the six months were £213 million (H1 2017: £332 million) including the settlement of certain charges accrued in previous quarters. The programme delivered incremental annual cost savings in the six months of £0.2 billion.

Charges for the combined restructuring and integration programme to date are £5.0 billion, of which cash charges were £3.6 billion. Cash payments of £3.3 billion have been made to date. Non-cash charges were £1.4 billion.

Estimated charges for 2018 under the existing programmes are £0.5 billion, with cash charges of around £0.3 billion and non-cash charges of around £0.2 billion.

Total cash charges for the existing programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.8 billion of annual savings, including a currency benefit of £0.4 billion. The programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated benefit of £0.4 billion from currency on the basis of H1 2018 average exchange rates.

The Board has approved a new major restructuring programme, which is designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs. The new programme is expected to cost £1.7 billion over the period to 2021, comprising cash costs of £0.8 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £400 million by 2021. These savings will be fully re-invested in the Group to help fund targeted increases in R&D and commercial support of new products.

Estimated charges under the new programme for 2018 are £0.4 billion, with cash charges of around £0.3 billion and non-cash charges of around £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,459 million (H1 2017: £1,318 million). This primarily reflected £1,369 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2018 £m	H1 2017 £m

Consumer Healthcare Joint Venture put option	658	851
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	713	346
ViiV Healthcare put options and Pfizer preferential dividends	2	(48)
Contingent consideration on former Novartis Vaccines business	(4)	131
Other adjustments	90	38

Total transaction-related charges	1,459	1,318

A net charge of £658 million relating to the Consumer Healthcare Joint Venture represented the re-measurement of the valuation of the Consumer Healthcare put option to the agreed undiscounted valuation of $13 billion (£9.2 billion on signing), together with an increase due to movements in exchange rates, largely offset by gains on hedging contracts.

The £713 million charge taken relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented a £512 million increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions and sales forecasts following the GEMINI study completed in Q2 2018, together with a £201 million unwind of the discount.

Other adjustments included a £70 million charge reflecting the release of an indemnity asset relating to the tax treatment of inventory acquired as part of the Novartis Vaccines acquisition, with a corresponding offset in tax.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the six months amounted to £702 million (H1 2017: £303 million). This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £376 million (H1 2017: £299 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 62.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, equity investment impairments and certain other adjusting items. A charge of £17 million (H1 2017: £61 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £12 million (H1 2017: £47 million).

Adjusted results
GSK uses Adjusted results, which is a non-IFRS measure, to report the performance of the Group. as it believes that it allows the key trends and factors in the Group’s performance to be more easily and clearly identified Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS

	H1 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	14,532	100	(1)	4

Cost of sales	(4,258)	(29.3)	1	3
Selling, general and administration	(4,620)	(31.8)	-	4
Research and development	(1,755)	(12.1)	(11)	(7)
Royalty income	126	0.9	(30)	(28)

Adjusted operating profit	4,025	27.7	(1)	8

Adjusted profit before tax	3,732		-	9
Adjusted profit after tax	2,982		2	12
Adjusted profit attributable to shareholders	2,588		2	11

Adjusted earnings per share	52.7p		1	11

Operating profit by business	H1 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	4,052	49.2	(5)	1
Pharmaceuticals R&D*	(1,231)		(10)	(5)

Total Pharmaceuticals	2,821	34.2	(3)	4
Vaccines	696	27.9	(3)	10
Consumer Healthcare	736	19.4	8	15

	4,253	29.3	(1)	7
Corporate & other unallocated costs	(228)		(3)	(11)

Adjusted operating profit	4,025	27.7	(1)	8

* Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D. It excludes ViiV Healthcare operating profit, which is reported within the Pharmaceuticals segment. A more detailed breakdown of R&D expenses is set out on page 36

Operating profit
Adjusted operating profit was £4,025 million, 1% AER lower than in H1 2017 but 8% CER higher on a turnover increase of 4%. The Adjusted operating margin of 27.7% was 0.1 percentage points higher at AER than in H1 2017 and 1.1 percentage points higher on a CER basis. This primarily reflected the impact of the Priority Review Voucher utilised and expensed in H1 2017. Operating profit also benefited from sales growth in all three businesses, a more favourable mix, the benefits of prioritisation of R&D expenditure and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines and investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, as well as a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 29.3%, up 0.7 percentage points at AER, but down 0.1 percentage points in CER terms compared with H1 2017. This primarily reflected a more favourable product mix in Pharmaceuticals, particularly the impact of higher HIV sales as well as a further contribution from integration and restructuring savings in all three businesses, offset by an adverse comparison with the benefit of a settlement for lost third party supply volume in H1 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 31.8%, 0.2 percentage points higher at AER than in H1 2017 but flat on a CER basis. The 4% (CER) increase primarily reflected increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, offset by tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
R&D expenditure was £1,755 million (12.1% of turnover),11% AER lower than H1 2017 and 7% lower on a CER basis, primarily reflecting the comparison with the impact of the Priority Review Voucher in H1 2017, as well as the benefit of the prioritisation initiatives started in Q3 2017. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology.

Royalty income
Royalty income was £126 million (H1 2017: £180 million), primarily reflecting the patent expiry of Cialis.

Operating profit by business
Pharmaceuticals operating profit was £2,821 million, down 3% AER but up 4% CER on a turnover increase of 1% CER. The operating margin of 34.2% was 0.2 percentage points higher at AER than in H1 2017 and 0.8 percentage points higher on a CER basis. This primarily reflected the favourable comparison with the impact of the Priority Review Voucher in H1 2017, as well as a more favourable product mix, primarily driven by the growth in HIV sales, as well as benefits of prioritisation within R&D. This was offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio as well as the reduction in royalty income.

Vaccines operating profit was £696 million, 3% AER lower than in H1 2017 and 10% higher at CER on a turnover increase of 14% CER. The operating margin of 27.9% was 3.7 percentage points lower at AER than in H1 2017 and 1.2 percentage points lower on a CER basis. This was primarily driven by an unfavourable comparison with the benefit of a settlement for lost third party supply volume recorded in H1 2017, increased supply chain costs, and increased SG&A resources to support new launches and business growth. This was partly offset by improved product mix and continued restructuring and integration benefits.

Consumer Healthcare operating profit was £736 million, up 8% AER and 15% CER higher on a turnover increase of 2% CER. The operating margin of 19.4% was 2.0 percentage points higher than in H1 2017 and 2.2 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as tight control of promotional and other operating expenses.

Net finance costs
Net finance expense was £304 million compared with £345 million in H1 2017. The reduction primarily reflected the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20m in Q1 2018, the maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £750 million and represented an effective Adjusted tax rate of 20.1% (H1 2017: 21.6%). See ‘Taxation’ on page 53 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £394 million (H1 2017: £373 million), including the non-controlling interest allocations of Consumer Healthcare profits of £118 million (H1 2017: £154 million) for the period up to 3 May 2018 when the buyout of Novartis’ interest became unconditional, and the allocation of ViiV Healthcare profits, of £246 million (H1 2017: £194 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the six months. H1 2017 also included the non-controlling interest allocation of the Priority Review Voucher expensed in the six months.

Earnings per share
Adjusted EPS of 52.7p was up 1% AER, 11% CER, compared with an 8% CER increase in Adjusted operating profit, primarily as a result of a reduced non-controlling interest allocation of Consumer Healthcare profits and a reduced Adjusted tax rate.

Currency impact on Q2 2018 and H1 2018 results
The Q2 2018 results are based on average exchange rates, principally £1/$1.35, £1/€1.15 and £1/Yen 147. Comparative exchange rates are given on page 54. The period-end exchange rates were £1/$1.32, £1/€1.13 and £1/Yen 146.

In the quarter, turnover was flat in AER terms but increased 4% CER. Total EPS was 9.0p compared with a loss per share of 3.7p in Q2 2017 and Adjusted EPS was 28.1p compared with 27.2p in Q2 2017, up 3% AER, and up 10% CER. The negative currency impact primarily reflected the strength of Sterling, particularly against the US$ and Yen, relative to Q2 2017. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact of the negative currency impact of seven percentage points on Adjusted EPS.

In H1 2018, turnover reduced 1% in AER terms but increased 4% CER. Total EPS was 20.2p compared with EPS of 17.7p in H1 2017 and Adjusted EPS was 52.7p compared with 52.1p in H1 2017, up 1% AER, and up 11% CER. The negative currency impact primarily reflected the strength of Sterling, particularly against the US$ and Yen, relative to H1 2017. Exchange gains or losses on the settlement of intercompany transactions had less than one percentage point negative impact of the negative currency impact of ten percentage points on Adjusted EPS.

Cash generation and conversion

Cash flow and net debt

	Q2 2018	H1 2018	H1 2017 (revised)

Net cash inflow from operating activities (£m)	1,362	2,225	2,152
Free cash flow* (£m)	492	821	386
Free cash flow growth (%)	>100	>100	>100
Free cash flow conversion* (%)	>100	83	45
Net debt** (£m)	23,935	23,935	14,800

*	Free cash flow and free cash flow conversion are defined on page 39.
**	Net debt is analysed on page 61.

Q2 2018
The net cash inflow from operating activities for the quarter was £1,362 million (Q2 2017: £1,008 million). The increase primarily reflected improved operating profits and the phasing of payments for returns and rebates, partly offset by a negative currency impact on operating profit and increased working capital, primarily reflecting a larger increase in seasonal and other inventories compared with Q2 2017 particularly related to new launches, as well as increased receivables following recent sales growth.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £179 million, of which £158 million was recognised in cash flows from operating activities and £21 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

With the introduction of the new R&D strategy, GSK has revised its definition of free cash flow to include proceeds from disposals of intangible assets, as set out on page 39. Comparative figures have been revised accordingly. Free cash flow was £492 million for the quarter, including proceeds from disposals of intangible assets of £18 million (Q2 2017: £264 million outflow, including proceeds from disposals of intangible assets of £18 million). The increase primarily reflected improved operating profit, the favourable timing of payments for returns and rebates, lower capital expenditure and the favourable comparison to the impact of the Priority Review Voucher in Q2 2017 as well as reduced dividend payments to non-controlling interests. This was partly offset by a negative currency impact on operating profit and increased working capital, primarily reflecting a larger increase in seasonal and other inventories compared with Q2 2017 particularly related to new product launches as well as increased receivables following recent sales growth.

H1 2018
The net cash inflow from operating activities for the six months was £2,225 million (H1 2017: £2,152 million). The increase primarily reflected improved operating profits, reduced restructuring payments and the phasing of payments for returns and rebates, partly offset by a negative currency impact on operating profit and increased working capital, primarily reflecting a larger increase in seasonal and other inventories compared with H1 2017 particularly related to new launches, as well as increased receivables following recent sales growth.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £376 million, of which £332 million was recognised in cash flows from operating activities and £44 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £821 million for the six months, including proceeds from disposals of intangible assets of £23 million (H1 2017: £386 million, including proceeds from disposals of intangible assets of £18 million). The increase primarily reflected improved operating profits, reduced restructuring payments, favourable timing of payments for returns and rebates, lower capital expenditures including the favourable comparison to the impact of the Priority Review Voucher in Q2 2017 as well as reduced dividend payments to non-controlling interests. This was partly offset by a negative currency impact on operating profit, increased contingent consideration payments including the $450 million (£317 million) milestone to Novartis in Q1 2018 and increased working capital reflecting a larger increase in seasonal and other inventories compared with H1 2017 particularly related to new product launches, as well as increased receivables following recent sales growth.

Net debt
At 30 June 2018, net debt was £23.9 billion, compared with £13.2 billion at 31 December 2017, comprising gross debt of £28.0 billion and cash and liquid investments of £4.1 billion. Net debt increased due to the £9.3 billion acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018, an unfavourable exchange impact of £0.4 billion from the translation of non-Sterling denominated debt, and dividends paid to shareholders of £2.1 billion, partly offset by increased free cash flow of £0.8 billion including the milestone payment to Novartis.

At 30 June 2018, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3.5 billion with loans of £2.0 billion repayable in the subsequent year.

Working capital

	30 June 2018	31 March 2018	30 December 2017	30 September 2017	30 June 2017

Working capital conversion cycle* (days)	223	204	191	210	207
Working capital percentage of turnover (%)	26	24	22	25	24

*	Working capital and working capital conversion cycle are defined on page 39.

The increase of 19 days in Q2 2018 primarily reflected seasonal and other inventory build behind recent launches, as well as an increase in trade receivables as a result of recent sales growth, particularly of new launches. It also reflects a reduced denominator due to lower restructuring and impairment costs in 2018 and an increase of two days as a result of exchange rates.

The increase of 16 days compared with June 2017 primarily reflected the increase in trade receivables as a result of recent sales growth, particularly of new launches, as well as the full year impact of the building of inventory for new product launches. In addition, it was also impacted by the reduced denominator due to lower restructuring and impairment costs in 2018 and an increase due to exchange rates (compared with a five day reduction impacting June 2017).

Returns to shareholders

Quarterly dividends
The Board has declared a second interim dividend for 2018 of 19 pence per share (Q2 2017: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 October 2018. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 9 August 2018, with a record date of 10 August 2018 and a payment date of 11 October 2018.

	Paid/ payable	Pence per share	£m

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929
Fourth interim	12 April 2018	23	1,130

		80	3,916

GSK made no share repurchases during the quarter. The company issued 0.9 million shares under employee share schemes for proceeds of £12 million (Q2 2017: £13 million).

The weighted average number of shares for Q2 2018 was 4,914 million, compared with 4,887 million in Q2 2017.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition, cost reduction and time to market are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities and Development work, each supported by specific and common infrastructure and other shared services where appropriate. The new R&D strategy has redefined the allocation of costs between Discovery and Development such that Discovery now includes all phase I activities and Development includes phase II activities onwards. Previously phase IIa activities were included within Discovery. In addition, the methodology of allocating projects by phase has been revised. Comparative information has been revised accordingly. The impact on Q2 2017 was to increase Discovery costs by £22 million and Facilities and central support functions costs by £7 million and reduce Development costs by £29 million. The impact on H1 2017 was to increase Discovery costs by £7 million and Facilities and central support functions costs by £13 million and reduce Development costs by £20 million. R&D expenditure for Q2 2018 and H1 2018 is analysed below.

	Q2 2018 £m	Q2 2017 (revised) £m	Growth £%	Growth CER%

Discovery	203	281	(28)	(25)
Development	300	422	(29)	(27)
Facilities and central support functions	138	137	1	4

Pharmaceuticals	641	840	(24)	(21)
Vaccines	172	160	8	9
Consumer Healthcare	55	53	4	6

Adjusted R&D	868	1,053	(18)	(15)
Amortisation and impairment of intangible assets	35	27
Major restructuring costs	20	170
Other items	2	10

Total Research and development	925	1,260	(27)	(25)

	H1 2018 £m	H1 2017 (revised) £m	Growth £%	Growth CER%

Discovery	401	516	(22)	(19)
Development	622	756	(18)	(13)
Facilities and central support functions	284	290	(2)	3

Pharmaceuticals	1,307	1,562	(16)	(12)
Vaccines	333	296	13	13
Consumer Healthcare	115	114	1	4

Adjusted R&D	1,755	1,972	(11)	(7)
Amortisation and impairment of intangible assets	45	47
Major restructuring costs	23	185
Other items	6	16

Total Research and development	1,829	2,220	(18)	(14)

In Q2 2018, Adjusted R&D expenditure declined 18% AER, 15% CER, with Pharmaceuticals down 24% AER, 21% CER primarily reflecting a favourable comparison with the impact of the Priority Review Voucher in Q2 2017. The decline in Discovery primarily reflected the phasing of expenditure on specific programmes, including the transfer of certain oncology assets into the development phase. The increase in Vaccines R&D primarily reflected the benefit of comparison with favourable phasing of expenditure in Q2 2017.

R&D pipeline

Pipeline news flow since Q1 2018:

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company. The focus of GSK Vaccines pipeline is to maintain GSK’s meningococcal meningitis market leadership with both licensed and candidate vaccines. In addition, we are pursuing a full RSV portfolio for infants, older adults and maternal immunisation, with different approaches tailored to the specific segments. This portfolio has the potential to deliver a series of first and/or best in class vaccines. In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Bexsero
● On 27 June 2018, GSK announced that the European Commission had approved an alternative Bexsero immunisation schedule requiring one less injection.

Respiratory
GSK has led the way in developing innovative medicines to advance the management of asthma and COPD for nearly 50 years. Over the last five years we have launched six innovative medicines responding to continued unmet patient need, despite existing therapies. This is an industry-leading portfolio in terms of breadth, depth and innovation, and we continue to invest to ensure we can bring the right medicines to the right patients globally.

Trelegy Ellipta
●
On 29 May 2018, GSK and Innoviva announced the submission of a regulatory application to the Japanese Ministry of Health, Labour and Welfare for once-daily Trelegy Ellipta for adults with COPD. This is the first regulatory filing to be made in Japan for a triple COPD therapy in a single inhaler;

● On 30 May 2018, Trelegy Ellipta was filed in China for the treatment of adults with COPD.

Nucala
●
On 21 May 2018, GSK presented new data from the longest study of an anti-IL5 biologic treatment in severe eosinophilic asthma to be reported. The study showed consistent reductions in exacerbations and improvements in asthma control, with a safety profile similar to previous clinical studies, in severe eosinophilic asthma patients treated with Nucala over the long-term study period;

● In May 2018, Nucala was approved in Japan for eosinophilic granulomatosis and polyangiitis (EGPA).

Arnuity Ellipta
● On 21 May 2018, GSK announced US approval of Arnuity Ellipta for use in children from 5 years old who suffer from asthma.

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases – our scientists discovered amoxycillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir). Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases. Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (2-drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

Juluca
●
On 21 May 2018, ViiV Healthcare announced that the European Committee had granted marketing authorisation for Juluca (dolutegravir/rilpivirine) for the treatment of HIV. Juluca regulatory approvals were also received from Health Canada in May and from the Australian Therapeutic Goods Administration in June.

● On 24 July 2018, ViiV Healthcare presented the SWORD 100-week data for Juluca at the International AIDS Conference in Amsterdam.
Dolutegravir + lamivudine
●
On 14 June 2018, ViiV Healthcare reported positive headline results from its phase III GEMINI study programme. The studies are designed to evaluate the safety and efficacy of a two-drug regimen (DTG+3TC) compared with a three-drug regimen (DTG+TDF+FTC) in treatment naive HIV-1 infected adults with baseline viral loads less than 500,000 copies per ml. The studies met their primary endpoint for non-inferiority and no patient who experienced virologic failure in either treatment arm developed treatment-emergent resistance.

● On 24 July 2018, ViiV Healthcare presented the 48 week GEMINI 1 and 2 studies at the International AIDS Conference in Amsterdam.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions. While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality. There is significant unmet need for improved treatment options for immuno-inflammatory diseases.

Benlysta
●
On 13 June 2018, GSK announced results from two new analyses showing low rates of organ damage progression in patients with active systemic lupus erythematosus (SLE) treated with Benlysta. These data were presented at the 2018 Annual European College of Rheumatology (EULAR).

●
Benlysta phase II data in paediatric patients with childhood-onset systemic lupus erythematosus are in house and were consistent with the adult IV and subcutaneous Benlysta studies. These data are expected to be presented at a future scientific congress.

Tapinarof
●
On 12 July 2018, GSK announced an agreement with Roivant Sciences and Dermavant Sciences to divest tapinarof for the treatment of psoriasis and atopic dermatitis and back-up programmes for a total consideration of £250 million, including an initial payment of £150 million and a potential future milestone payment of £100 million.

3196165 (anti-GM-CSF)
● Positive phase IIb results for GSK3196165 in rheumatoid arthritis are expected to be presented at a future scientific congress. The Osteoarthritis indication has been terminated.

Oncology
Cancer is one of the leading causes of death in the developed world. GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival. GSK’s pipeline is focused on immuno-oncology, cell therapy, and epigenetics. Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

2857916 (BCMA antibody-drug conjugate)
●
In July 2018, the first potential medicine from GSK’s emerging oncology pipeline advanced to late-stage development with the start of DREAMM-2, the pivotal phase II study for GSK ‘916 in 4L relapsed/ refractory multiple myeloma. Announced initial 2L study, for use in combination with standard of care, to start in H2 2018.

3377794 (NY-ESO T-cell therapy)
●
On 24 July 2018, GSK and Adaptimmune announced the transition of the development programme for GSK 3377794 , an NY-ESO SPEAR T-cell therapy, to GSK. As a result of the transition, GSK assumes full responsibility for future research, development, and potential commercialisation of this pioneering therapy, and Adaptimmune will receive $27.5 million (£21.2 million) from GSK.

Other

Daprodustat
● In June 2018, enrolment completed in GSK’s phase III ASCEND-D study of daprodustat (HIF-PHI) in dialysis patients with anaemia associated with chronic kidney disease.

Tafenoquine
●
On 20 July 2018, GSK and Medicines for Malaria Venture announced that the US FDA had approved, under priority review, single dose Krintafel (tafenoquine) for the radical cure of P. vivax malaria, the first new medicine for this indication in 60 years.

Reporting definitions

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Total results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure.

Adjusted results
GSK believes that Adjusted results allow the key trends and factors driving the Group’s performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out below, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Adjusted results exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs,(under specific Board approved programmes that are structural and of a significant scale), including those integration costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within Total and Adjusted results.

As Adjusted results may exclude significant costs, such as those from major restructuring programmes or significant legal charges, they should not be regarded as a complete picture of the Group’s financial performance which is presented in its Total results.

Reconciliations between Total and Adjusted results, as set out on pages 19, 27 and 64 to 67, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

Free cash flow
With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets. This balances with the expenditure on purchases of intangible assets, which is deducted in calculating free cash flow, and makes the treatment of intangible assets consistent with property, plant and equipment. Free cash flow is now defined as the net cashinflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 61.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Outlook assumptions and cautionary statements

Assumptions related to 2018 guidance and 2016-2020 outlook
In outlining the expectations for 2018 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2018 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced today. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER). Subject to material changes in the product mix, and following the enactment of US tax reform, the Group’s medium-term effective tax rate is expected to be in the region of 19-20% of Adjusted profits. This incorporates management’s best estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2017. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q2 2018 £m	Q2 2017 £m	H1 2018 £m	H1 2017 £m

TURNOVER	7,310	7,320	14,532	14,704

Cost of sales	(2,310)	(2,619)	(4,701)	(5,132)

Gross profit	5,000	4,701	9,831	9,572

Selling, general and administration	(2,457)	(2,379)	(4,768)	(4,831)
Research and development	(925)	(1,260)	(1,829)	(2,220)
Royalty income	73	98	126	180
Other operating income/(expense)	(912)	(1,180)	(1,341)	(1,003)

OPERATING PROFIT/(LOSS)	779	(20)	2,019	1,698

Finance income	27	15	47	36
Finance expense	(194)	(192)	(356)	(386)
Profit on disposal of associates	-	20	-	20
Share of after tax profits/(losses) of associates and joint ventures	2	(1)	11	4

PROFIT/(LOSS) BEFORE TAXATION	614	(178)	1,721	1,372

Taxation	(139)	92	(487)	(235)
Tax rate %	22.6%	51.7%	28.3%	17.1%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	475	(86)	1,234	1,137

Profit attributable to non-controlling interests	34	94	244	271
Profit/(loss) attributable to shareholders	441	(180)	990	866

	475	(86)	1,234	1,137

EARNINGS/(LOSS) PER SHARE	9.0p	(3.7)p	20.2p	17.7p

Diluted earnings/(loss) per share	8.9p	(3.7)p	20.0p	17.6p

Statement of comprehensive income

	Q2 2018 £m	Q2 2017 £m

Profit for the period	475	(86)

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(438)	366
Fair value movements on equity investments		-
Reclassification of fair value movements on equity investments	-	(23)
Deferred tax on fair value movements on equity investments		(2)
Deferred tax reversed on reclassification of equity investments	-	10
Fair value movements on cash flow hedges	157	-
Reclassification of cash flow hedges to income statement	(134)	2
Deferred tax on fair value movements on cash flow hedges	(24)	-
Deferred tax reversed on reclassification of cash flow hedges	20	-

	(419)	353

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	20	(28)
Fair value movements on equity investments	56
Deferred tax on fair value movements on equity investments	(4)
Re-measurement gains/(losses) on defined benefit plans	728	(49)
Tax on re-measurement gains/(losses) on defined benefit plans	(132)	6

	668	(71)

Other comprehensive income for the period	249	282

Total comprehensive income for the period	724	196

Total comprehensive income for the period attributable to:
Shareholders	670	130
Non-controlling interests	54	66

	724	196

Statement of comprehensive income

	H1 2018 £m	H1 2017 £m

Profit for the period	1,234	1,137

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(372)	562
Fair value movements on equity investments		53
Reclassification of fair value movements on equity investments	-	(27)
Deferred tax on fair value movements on equity investments		(4)
Deferred tax reversed on reclassification of equity investments	-	9
Fair value movements on cash flow hedges	179	(2)
Reclassification of cash flow hedges to income statement	(165)	2
Deferred tax on fair value movements on cash flow hedges	(24)	(1)
Deferred tax reversed on reclassification of cash flow hedges	20	-

	(362)	592

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(8)	(1)
Fair value movements on equity investments	153
Deferred tax on fair value movements on equity investments	(13)
Re-measurement gains on defined benefit plans	914	185
Tax on re-measurement gains on defined benefit plans	(170)	(49)

	876	135

Other comprehensive income for the period	514	727

Total comprehensive income for the period	1,748	1,864

Total comprehensive income for the period attributable to:
Shareholders	1,512	1,594
Non-controlling interests	236	270

	1,748	1,864

Pharmaceuticals turnover – three months ended 30 June 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,696	(6)	(2)	837	(14)	(9)	379	5	5	480	2	7
Seretide/Advair	590	(30)	(28)	260	(45)	(43)	151	(17)	(17)	179	(6)	(2)

Ellipta products	509	20	26	317	12	18	109	36	36	83	38	50
Anoro Ellipta	120	41	48	83	41	47	24	41	35	13	44	78
Arnuity Ellipta	10	25	38	9	13	13	-	-	-	1	-	-
Incruse Ellipta	74	48	54	48	41	50	20	54	54	6	100	100
Relvar/Breo Ellipta	279	(1)	4	156	(15)	(10)	61	22	24	62	29	35
Trelegy Ellipta	26	-	-	21	-	-	4	-	-	1	-	-

Nucala	141	93	>100	88	76	86	36	>100	>100	17	>100	>100
Avamys/Veramyst	69	6	11	-	-	-	22	(4)	-	47	9	14
Flixotide/Flovent	154	6	12	94	21	27	21	(9)	(4)	39	(11)	(7)
Ventolin	170	(5)	-	78	(9)	(6)	31	3	3	61	(3)	6
Other	63	(6)	(10)	-	-	-	9	29	-	54	(14)	(17)

HIV	1,189	7	11	744	7	13	288	3	4	157	11	16
Epzicom/Kivexa	26	(59)	(56)	(1)	>(100)	>(100)	10	(69)	(69)	17	(29)	(21)
Juluca	24	-	-	23	-	-	1	-	-	-	-	-
Selzentry	29	-	-	13	-	8	9	(18)	(18)	7	40	20
Tivicay	407	20	25	256	15	21	92	18	19	59	51	62
Triumeq	682	5	9	448	2	7	170	15	16	64	7	12
Other	21	(43)	(46)	5	(55)	(73)	6	(45)	(45)	10	(31)	(23)

Immuno-inflammation	114	23	29	102	23	30	9	29	29	3	-	-
Benlysta	114	23	29	102	23	29	8	14	29	4	33	33

Established Pharmaceuticals	1,230	(9)	(5)	188	(17)	(15)	308	(11)	(11)	734	(5)	1
Dermatology	104	(6)	(2)	-	-	-	39	(5)	(5)	65	(7)	-
Augmentin	127	(10)	(5)	-	-	-	37	(12)	(12)	90	(9)	(2)
Avodart	138	(14)	(11)	3	(25)	(25)	57	(32)	(32)	78	8	14
Coreg	12	(69)	(67)	12	(69)	(67)	-	-	-	-	-	-
Eperzan/Tanzeum	11	(52)	(51)	11	(53)	(51)	-	(49)	(49)	-	-	-
Imigran/Imitrex	36	(12)	(12)	14	(13)	(12)	15	(17)	(17)	7	-	-
Lamictal	164	10	13	82	14	19	27	(4)	(7)	55	12	16
Requip	22	(24)	(21)	2	(50)	(50)	7	(13)	(25)	13	(24)	(12)
Serevent	21	(9)	(9)	12	9	9	7	(12)	-	2	(50)	(75)
Seroxat/Paxil	42	(9)	(9)	-	-	-	10	-	(10)	32	(11)	(8)
Valtrex	30	(6)	(3)	5	-	-	8	-	-	17	(11)	(5)
Zeffix	16	(28)	(28)	-	-	-	2	-	-	14	(27)	(27)
Other	507	(4)	-	47	(10)	(9)	99	3	6	361	(5)	1
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,229	(3)	1	1,871	(5)	-	984	(1)	(1)	1,374	(1)	4
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – six months ended 30 June 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	3,271	(6)	(1)	1,499	(14)	(7)	767	3	2	1,005	-	6
Seretide/Advair	1,156	(28)	(24)	489	(40)	(35)	317	(18)	(19)	350	(12)	(7)

Ellipta products	895	22	29	524	13	22	212	39	37	159	37	47
Anoro Ellipta	217	48	56	143	44	56	48	55	52	26	53	71
Arnuity Ellipta	21	31	44	19	19	25	-	-	-	2	>100	>100
Incruse Ellipta	122	45	52	75	39	50	36	57	57	11	57	57
Relvar/Breo Ellipta	498	3	8	256	(13)	(6)	123	24	23	119	29	37
Trelegy Ellipta	37	-	-	31	-	-	5	-	-	1	-	-

Nucala	245	86	95	147	60	73	67	>100	>100	31	>100	>100
Avamys/Veramyst	167	7	12	-	-	-	42	(5)	(5)	125	11	18
Flixotide/Flovent	312	1	7	180	8	16	48	(6)	(6)	84	(8)	(1)
Ventolin	350	(11)	(5)	159	(22)	(16)	65	-	(2)	126	1	10
Other	146	(10)	(7)	-	-	-	16	7	-	130	(13)	(9)

HIV	2,237	7	12	1,373	5	14	587	9	8	277	7	14
Epzicom/Kivexa	63	(56)	(54)	2	(90)	(90)	24	(66)	(66)	37	(26)	(20)
Juluca	34	-	-	33	-	-	1	-	-	-	-	-
Selzentry	58	(13)	(9)	28	(15)	(6)	18	(14)	(14)	12	(8)	(8)
Tivicay	755	18	25	484	14	24	180	22	20	91	28	39
Triumeq	1,288	9	14	814	2	10	352	25	23	122	16	23
Other	39	(37)	(37)	12	(52)	(56)	12	(29)	(29)	15	(25)	(20)

Immuno-inflammation	214	16	24	191	14	23	17	31	31	6	20	40
Benlysta	214	16	25	191	15	23	17	31	31	6	20	60

Established Pharmaceuticals	2,516	(9)	(5)	378	(24)	(19)	640	(9)	(11)	1,498	(5)	2
Dermatology	211	(6)	(1)	1	-	-	78	(5)	(6)	132	(7)	1
Augmentin	291	(2)	4	-	-	-	92	(3)	(5)	199	(1)	8
Avodart	279	(13)	(10)	6	(33)	(22)	121	(28)	(28)	152	6	12
Coreg	27	(64)	(61)	27	(64)	(61)	-	-	-	-	-	-
Eperzan/Tanzeum	24	(53)	(49)	23	(54)	(51)	1	(40)	(41)	-	-	-
Imigran/Imitrex	68	(28)	(27)	26	(43)	(41)	30	(12)	(12)	12	(14)	(14)
Lamictal	310	(2)	4	153	(5)	2	53	(2)	(4)	104	4	10
Requip	43	(23)	(20)	4	(50)	(50)	13	(7)	(14)	26	(24)	(15)
Serevent	41	(16)	(12)	22	(15)	(8)	15	(12)	(12)	4	(33)	(33)
Seroxat/Paxil	82	(10)	(7)	-	-	-	20	5	-	62	(14)	(8)
Valtrex	58	(8)	(3)	8	(11)	-	15	-	-	35	(10)	(5)
Zeffix	35	(27)	(25)	-	-	-	3	-	-	32	(27)	(25)
Other	1,047	(4)	1	108	(6)	(1)	199	(3)	(4)	740	(5)	2
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	8,238	(4)	1	3,441	(7)	-	2,011	-	(1)	2,786	(2)	5
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 June 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	184	(8)	(3)	77	(7)	(2)	76	(22)	(22)	31	63	95
Bexsero	124	(11)	(6)	37	(8)	(3)	70	(20)	(20)	17	55	100
Menveo	49	(12)	(7)	40	(7)	(2)	4	(43)	(43)	5	(17)	-
Other	11	>100	>100	-	-	-	2	(33)	(33)	9	>100	>100

Influenza	17	(19)	(14)	(1)	>(100)	>(100)	1	(75)	(75)	17	-	6
Fluarix, FluLaval	17	(19)	(14)	(1)	>(100)	>(100)	1	(75)	(75)	17	-	6

Shingles	167	-	-	150	-	-	-	-	-	17	-	-
Shingrix	167	-	-	150	-	-	-	-	-	17	-	-

Established Vaccines	885	(1)	1	260	12	16	316	8	9	309	(16)	(14)
Infanrix, Pediarix	149	(4)	(3)	49	(14)	(12)	72	(6)	(5)	28	27	27
Boostrix	121	(19)	(17)	61	2	7	45	(12)	(12)	15	(62)	(62)

Hepatitis	210	35	41	119	40	46	60	25	29	31	41	45

Rotarix	105	11	12	17	6	6	25	9	9	63	13	14

Synflorix	100	(34)	(33)	-	-	-	12	9	9	88	(37)	(36)

Priorix, Priorix Tetra, Varilrix	83	5	6	-	-	-	45	10	10	38	(1)	2
Cervarix	16	(11)	(11)	-	-	-	7	(13)	(13)	9	(10)	(10)
Other	101	18	20	14	(6)	3	50	51	45	37	(5)	2
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,253	13	16	486	54	61	393	-	-	374	(7)	(3)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – six months ended 30 June 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	364	(7)	(2)	132	2	10	175	(13)	(15)	57	(5)	13
Bexsero	263	(1)	3	68	1	9	162	(5)	(7)	33	22	56
Menveo	86	(23)	(16)	64	3	11	9	(61)	(61)	13	(50)	(42)
Other	15	-	-	-	-	-	4	(50)	(50)	11	57	57

Influenza	26	(24)	(18)	(2)	33	33	2	(60)	(60)	26	(19)	(12)
Fluarix, FluLaval	26	(24)	(18)	(2)	33	33	2	(60)	(60)	26	(19)	(12)

Shingles	277	-	-	252	-	-	-	-	-	25	-	-
Shingrix	277	-	-	252	-	-	-	-	-	25	-	-

Established Vaccines	1,824	(1)	2	593	7	16	605	5	4	626	(12)	(9)
Infanrix, Pediarix	355	(9)	(5)	155	(15)	(8)	145	(9)	(10)	55	15	23
Boostrix	221	(15)	(12)	107	(6)	2	82	(9)	(10)	32	(44)	(42)

Hepatitis	405	26	32	231	36	46	119	20	20	55	4	8

Rotarix	235	(2)	1	64	(9)	(1)	54	20	18	117	(7)	(4)

Synflorix	199	(30)	(30)	-	-	-	25	-	-	174	(33)	(33)

Priorix, Priorix Tetra, Varilrix	160	2	3	-	-	-	85	9	7	75	(4)	(2)
Cervarix	68	94	97	-	-	-	12	(20)	(20)	56	>100	>100
Other	181	22	24	36	>100	>100	83	30	27	62	(9)	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	2,491	10	14	975	44	55	782	-	(1)	734	(8)	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 June 2018 £m	30 June 2017 £m	31 December 2017 £m
ASSETS
Non-current assets
Property, plant and equipment	10,823	10,662	10,860
Goodwill	5,778	5,864	5,734
Other intangible assets	17,294	18,465	17,562
Investments in associates and joint ventures	202	250	183
Other investments	1,067	1,013	918
Deferred tax assets	3,472	4,348	3,796
Derivative financial instruments	36	-	8
Other non-current assets	1,919	1,205	1,413

Total non-current assets	40,591	41,807	40,474

Current assets
Inventories	5,943	5,743	5,557
Current tax recoverable	252	196	258
Trade and other receivables	6,559	6,196	6,000
Derivative financial instruments	85	65	68
Liquid investments	81	85	78
Cash and cash equivalents	4,046	3,986	3,833
Assets held for sale	78	155	113

Total current assets	17,044	16,426	15,907

TOTAL ASSETS	57,635	58,233	56,381

LIABILITIES
Current liabilities
Short-term borrowings	(3,470)	(6,612)	(2,825)
Contingent consideration liabilities	(806)	(855)	(1,076)
Trade and other payables	(12,545)	(19,580)	(20,970)
Derivative financial instruments	(84)	(96)	(74)
Current tax payable	(771)	(929)	(995)
Short-term provisions	(522)	(716)	(629)

Total current liabilities	(18,198)	(28,788)	(26,569)

Non-current liabilities
Long-term borrowings	(24,592)	(12,259)	(14,264)
Corporation tax payable	(394)	-	(411)
Deferred tax liabilities	(1,214)	(1,971)	(1,396)
Pensions and other post-employment benefits	(3,210)	(3,886)	(3,539)
Other provisions	(658)	(713)	(636)
Derivative financial instruments	-	(1)	-
Contingent consideration liabilities	(5,364)	(5,188)	(5,096)
Other non-current liabilities	(982)	(1,003)	(981)

Total non-current liabilities	(36,414)	(25,021)	(26,323)

TOTAL LIABILITIES	(54,612)	(53,809)	(52,892)

NET ASSETS	3,023	4,424	3,489

EQUITY
Share capital	1,343	1,343	1,343
Share premium account	3,042	3,008	3,019
Retained earnings	(2,680)	(5,854)	(6,477)
Other reserves	1,974	2,314	2,047

Shareholders’ equity	3,679	811	(68)

Non-controlling interests	(656)	3,613	3,557

TOTAL EQUITY	3,023	4,424	3,489

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			990		990	244	1,234
Other comprehensive income for the period			377	145	522	(8)	514
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			1,367	145	1,512	236	1,748
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(350)	(350)
Changes in non-controlling interests						(2)	(2)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,118		4,118	(4,118)	-
Dividends to shareholders			(2,059)		(2,059)		(2,059)
Shares issued	-	23			23		23
Realised profits on disposal of equity investments			65	(65)	-		-
Write-down on shares held by ESOP Trusts			(135)	135	-		-
Share-based incentive plans			168		168		168
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2018	1,343	3,042	(2,680)	1,974	3,679	(656)	3,023
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			866		866	271	1,137
Other comprehensive income for the period			698	30	728	(1)	727
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			1,564	30	1,594	270	1,864
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(494)	(494)
Dividends to shareholders			(2,049)		(2,049)		(2,049)
Changes in non-controlling interests						(2)	(2)
Shares issued	1	44			45		45
Shares acquired by ESOP Trusts		10	70	(141)	(61)		(61)
Write-down on shares held by ESOP Trusts			(205)	205	-		-
Share-based incentive plans			158		158		158
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2017	1,343	3,008	(5,854)	2,314	811	3,613	4,424
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – six months ended 30 June 2018

	H1 2018 £m	H1 2017 £m

Profit after tax	1,234	1,137
Tax on profits	487	235
Share of after tax profits of associates and joint ventures	(11)	(4)
Profit on disposal of interest in associates	-	(20)
Net finance expense	309	350
Depreciation, amortisation and other adjusting items	673	1,413
Increase in working capital	(1,123)	(976)
Contingent consideration paid	(605)	(263)
Increase in other net liabilities (excluding contingent consideration paid)	2,063	837

Cash generated from operations	3,027	2,709
Taxation paid	(802)	(557)

Net cash inflow from operating activities	2,225	2,152

Cash flow from investing activities
Purchase of property, plant and equipment	(541)	(639)
Proceeds from sale of property, plant and equipment	22	125
Purchase of intangible assets	(189)	(389)
Proceeds from sale of intangible assets	23	18
Purchase of equity investments	(37)	(56)
Proceeds from sale of equity investments	78	44
Contingent consideration paid	(97)	(40)
Disposal of businesses	29	223
Proceeds from disposal of interest in associates	-	37
Investment in associates and joint ventures	(4)	(6)
Interest received	44	35
Dividends from associates and joint ventures	39	2

Net cash outflow from investing activities	(633)	(646)

Cash flow from financing activities
Issue of share capital	23	45
Shares acquired by ESOP Trusts	-	(61)
Increase in short-term loans	448	386
Increase in long-term loans	10,048	-
Net repayment of obligations under finance leases	(12)	(13)
Purchase of non-controlling interests	(9,301)	-
Interest paid	(376)	(384)
Dividends paid to shareholders	(2,059)	(2,049)
Distributions to non-controlling interests	(350)	(494)
Contributions from non-controlling interests	21	-
Other financing items	85	96

Net cash outflow from financing activities	(1,473)	(2,474)

Increase/(decrease) in cash and bank overdrafts in the period	119	(968)

Cash and bank overdrafts at beginning of the period	3,600	4,605
Exchange adjustments	(34)	(46)
Increase/(decrease) in cash and bank overdrafts	119	(968)

Cash and bank overdrafts at end of the period	3,685	3,591

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,046	3,986
Overdrafts	(361)	(395)

	3,685	3,591

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	Q2 2018 £m	Q2 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	4,229	4,357	(3)	1
Vaccines	1,253	1,111	13	16
Consumer Healthcare	1,828	1,852	(1)	3

Total turnover	7,310	7,320	-	4

Operating profit by segment
	Q2 2018 £m	Q2 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	2,111	2,152	(2)	3
Pharmaceuticals R&D	(619)	(688)	(10)	(7)

Pharmaceuticals including R&D	1,492	1,464	2	7
Vaccines	357	374	(5)	3
Consumer Healthcare	352	328	7	13

Segment profit	2,201	2,166	2	7
Corporate and other unallocated costs	(99)	(83)	19	23

Adjusted operating profit	2,102	2,083	1	7
Adjusting items	(1,323)	(2,103)

Total operating profit/(loss)	779	(20)	>100	>100

Finance income	27	15
Finance costs	(194)	(192)
Profit on disposal of associates	-	20
Share of after tax profits/(losses) of associates and joint ventures	2	(1)

Profit/(loss) before taxation	614	(178)	>100	>100

Turnover by segment

	H1 2018 £m	H1 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	8,238	8,546	(4)	1
Vaccines	2,491	2,263	10	14
Consumer Healthcare	3,803	3,895	(2)	2

Total turnover	14,532	14,704	(1)	4

Operating profit by segment
	H1 2018 £m	H1 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	4,052	4,270	(5)	1
Pharmaceuticals R&D	(1,231)	(1,366)	(10)	(5)

Pharmaceuticals including R&D	2,821	2,904	(3)	4
Vaccines	696	715	(3)	10
Consumer Healthcare	736	679	8	15

Segment profit	4,253	4,298	(1)	7
Corporate and other unallocated costs	(228)	(236)	(3)	(11)

Adjusted operating profit	4,025	4,062	(1)	8
Adjusting items	(2,006)	(2,364)

Total operating profit	2,019	1,698	19	39

Finance income	47	36
Finance costs	(356)	(386)
Profit on disposal of associates	-	20
Share of after tax profits of associates and joint ventures	11	4

Profit before taxation	1,721	1,372	25	49

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2017.

At 30 June 2018, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.2 billion (31 December 2017: £0.2 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal development since the date of the Annual Report 2017 and the Q1 2018 results.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2017. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £388 million and represented an effective Adjusted tax rate of 20.0% (Q2 2017: 21.2%). The tax on Total profits amounted to £139 million and represented an effective tax rate of 22.6% (Q2 2017: 51.7%). The reduction in the effective tax rate in comparison to Q2 2017 is driven primarily by lower non taxable charges associated with the Consumer Healthcare Joint Venture put option.

In H1 2018, tax on Adjusted profits amounted to £750 million and represented an effective Adjusted tax rate of 20.1% (H1 2017: 21.6%). The charge for taxation on Total profits amounted to £487 million and represented an effective tax rate of 28.3% (H1 2017: 17.1%).

The Group’s balance sheet at 30 June 2018 included a current tax payable liability of £771 million, a non-current tax payable liability of £394 million and a tax recoverable asset of £252 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2018, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, except for the implementation of IFRS 15 ‘Revenue from contracts with customers’ and IFRS 9 ‘Financial instruments’ from 1 January 2018. These new Standards have not had a material impact on the reported results of the Group.

GSK has adopted IFRS 15 applying the modified retrospective approach, with a cumulative adjustment to decrease equity at 1 January 2018 by £4 million. In accordance with the requirements of the standard, where the modified retrospective approach is adopted, prior year results are not restated. IFRS 15 provides a single, principles-based approach to the recognition of revenue from all contracts with customers. It focuses on the identification of performance obligations in a contract and requires revenue to be recognised when or as those performance obligations are satisfied.

GSK has adopted IFRS 9 retrospectively, but with certain permitted exceptions. As a result, prior year results are also not restated, but a cumulative adjustment has been made to decrease equity at 1 January 2018 by £11 million, primarily reflecting an increase in the expected credit loss provision on trade receivables of £15 million. A net transfer of £288 million between retained earnings and other reserves has also been made. This primarily reflects prior impairments of equity investments that had previously been charged to the income statement. IFRS 9 replaces the majority of IAS 39 and covers the classification, measurement and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The new standard will replace IAS 17 ‘Leases’ and will require lease liabilities and “right of use” assets to be recognised on the balance sheet for almost all leases. This is expected to result in a significant increase in both assets and liabilities recognised on the balance sheet. The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense. The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2017 were published in the Annual Report 2017, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2018	Q2 2017	H1 2018	H1 2017	2017

Average rates:
US$/£	1.35	1.29	1.37	1.27	1.30
Euro/£	1.15	1.15	1.14	1.16	1.15
Yen/£	147	143	149	142	145

Period-end rates:
US$/£	1.32	1.30	1.32	1.30	1.35
Euro/£	1.13	1.14	1.13	1.14	1.13
Yen/£	146	146	146	146	152

During Q2 2018, average Sterling exchange rates were stronger against the US Dollar and the Yen, but flat against the Euro compared with the same period in 2017. During the six months ended 30 June 2018, average Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro, compared with the same period in 2017. Period-end Sterling exchange rates were stronger against the US Dollar, flat against the Yen, but weaker against the Euro compared with the 2017 year end rates.

Weighted average number of shares
	Q2 2018 millions	Q2 2017 millions

Weighted average number of shares – basic	4,914	4,887
Dilutive effect of share options and share awards	47	-

Weighted average number of shares – diluted	4,961	4,887

Weighted average number of shares
	H1 2018 millions	H1 2017 millions

Weighted average number of shares – basic	4,909	4,882
Dilutive effect of share options and share awards	46	42

Weighted average number of shares – diluted	4,955	4,924

At 30 June 2018, 4,915 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,888 million shares at 30 June 2017.

Net assets
The book value of net assets decreased by £466 million from £3,489 million at 31 December 2017 to £3,023 million at 30 June 2018. This primarily reflected the dividends paid in the period exceeding Total profit for the period and re-measurement gains on defined benefit plans.

The carrying value of investments in associates and joint ventures at 30 June 2018 was £202 million (31 December 2017: £183 million), with a market value of £379 million (31 December 2017: £372 million).

At 30 June 2018, the net deficit on the Group’s pension plans was £765 million compared with £1,505 million at 31 December 2017. The decrease in the net deficit primarily arose from increases in the rates used to discount UK pension liabilities from 2.5% to 2.8%, and US pension liabilities from 3.6% to 4.2% together with a decrease in the UK inflation rate from 3.2% to 3.1%, partly offset by lower asset values.

At 30 June 2018, the post-retirement benefits provision was £1,374 million compared with £1,496 million at 31 December 2017. The decrease in the provision was primarily due to the increase in the US discount rate from 3.6% to 4.2%.

At 30 June 2018, trade and other payables were £12,545 million compared with £20,970 million at 31 December 2017. The decrease primarily reflected the elimination of the Consumer Healthcare Joint Venture put option following the buyout of Novartis’ interest in the Consumer Healthcare Joint Venture on 1 June 2018. The buyout was funded by issuing bonds with maturity rates of between two and twelve years, in both the US and Europe, which raised $6 billion and €2.5 billion respectively. Committed bank facilities financed the remaining amount of the $13 billion transaction.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,299 million (31 December 2017: £1,304 million).

Contingent consideration amounted to £6,170 million at 30 June 2018 (31 December 2017: £6,172 million), of which £5,879 million (31 December 2017: £5,542 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £243 million (31 December 2017: £584 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition following a milestone payment of $450 million made to Novartis in January 2018.

The liability due to Shionogi included £234 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 30 June 2018 was £16 million (31 December 2017: £17 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 62.

Of the contingent consideration payable (on a post-tax basis) at 30 June 2018, £806 million (31 December 2017: £1,076 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the Pfizer put option and the contingent consideration at 30 June 2018 have been calculated based on the closing exchange rates, primarily US$1.32/£1 and Euro €1.13/£1. The sensitivities for each of the largest contingent consideration liabilities and the Pfizer put option are set out on pages 59 and 60.

Movements in these exchange rates would have the following approximate effects on the put option liability.

Increase/(decrease) in liability	ViiV Healthcare put option
£m

5 cent appreciation of US Dollar	35
5 cent depreciation of US Dollar	(33)
10 cent appreciation of US Dollar	73
10 cent depreciation of US Dollar	(63)
5 cent appreciation of Euro	22
5 cent depreciation of Euro	(20)
10 cent appreciation of Euro	47
10 cent depreciation of Euro	(39)

Movements in contingent consideration are as follows:
	H1 2018 £m	H1 2017 £m

Contingent consideration at beginning of the period	6,172	5,896
Re-measurement through income statement	700	450
Cash payments: operating cash flows	(605)	(263)
Cash payments: investing activities	(97)	(40)

Contingent consideration at end of the period	6,170	6,043

The re-measurements of contingent consideration in the six months reflected updated forecasts, exchange rate movements and the unwind of the discounts on the liabilities. The cash settlement in the period included £376 million (H1 2017: £299 million) of payments to Shionogi in relation to ViiV Healthcare and the £317 million milestone payment to Novartis relating to the non-US sales of Bexsero. These payments are deductible for tax purposes.

At 30 June 2018, the ESOP Trusts held 45.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £273 million has been deducted from other reserves. The market value of these shares was £699 million.

At 30 June 2018, the company held 414.6 million Treasury shares at a cost of £5,800 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2018 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 53.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value. The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	596	-	414	1,010
Trade and other receivables classified as FVTOCI	-	1,390	39	1,429
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other non-current assets	-	677	38	715
Other investments at FVTPL	-	-	57	57
Trade and other receivables classified at FVTPL	-	73	-	73
Cash and cash equivalents	1,826	-	-	1,826
Derivatives designated and effective as hedging instruments	-	33	-	33
Held for trading derivatives that are not in designated hedging relationship	-	80	9	89

	2,422	2,253	557	5,232

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,170)	(6,170)
Derivatives designated and effective as hedging instruments.	-	(42)	-	(42)
Held for trading derivatives that are not in designated hedging relationship	-	(41)	(1)	(42)

		(83)	(6,171)	(6,254)

At 31 December 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	77	1	-	78
Other investments	535	-	383	918
Other non-current assets	-	-	38	38
Financial assets at fair value through profit or loss:
Other non-current assets	-	382	44	426
Trade and other receivables	-	-	42	42
Derivatives designated as at fair value through profit or loss	-	5	-	5
Derivatives classified as held for trading under IAS 39	-	62	9	71

	612	450	516	1,578

At 31 December 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Contingent consideration liabilities	-	-	(6,172)	(6,172)
Derivatives designated as at fair value through profit or loss	-	(26)	-	(26)
Derivatives classified as held for trading under IAS 39	-	(47)	(1)	(48)

	-	(73)	(6,173)	(6,246)

Movements in the six months to 30 June 2018 and the six months to 30 June 2017 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2018	516	(6,173)
Gains/(losses) recognised in the income statement	8	(700)
Gains recognised in other comprehensive income	3	-
Additions	99	-
Disposals	(8)	-
Payments in the period	(43)	702
Transfers from Level 3	(28)	-
Exchange	10	-

At 30 June 2018	557	(6,171)

At 1 January 2017	411	(5,897)
Losses recognised in the income statement	(1)	(450)
Gains recognised in other comprehensive income	11	-
Additions	57	-
Disposals	(37)	-
Payments in the period	-	303
Transfers from Level 3	(11)	-
Exchange	(16)	-

At 30 June 2017	414	(6,044)

Net losses of £692 million (H1 2017: net losses of £451 million) and net losses of £1 million (H1 2017: net losses of £4 million) attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

At 30 June 2018, financial liabilities measured using Level 3 valuation methods included £5,879 million of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. Financial liabilities also included £243 million of contingent consideration for the acquisition of the Novartis Vaccines business in 2015. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate, the Sterling/US Dollar exchange rate and the probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi – ViiV Healthcare	Novartis Vaccines
Increase/(decrease) in financial liability	£m	£m

10% increase in sales forecasts	588	52
10% decrease in sales forecasts	(589)	(52)
1% (100 basis points) increase in discount rate	(246)	(16)
1% (100 basis points) decrease in discount rate	262	19
5% increase in probability of milestone success		6
5% decrease in probability of milestone success		(6)
5 cent appreciation of US Dollar	174	(5)
5 cent depreciation of US Dollar	(163)	5
10 cent appreciation of US Dollar	364	(11)
10 cent depreciation of US Dollar	(314)	9
5 cent appreciation of Euro	54	13
5 cent depreciation of Euro	(52)	(11)
10 cent appreciation of Euro	114	26
10 cent depreciation of Euro	(97)	(22)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period. Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Liquid investments (applicable to 31 December 2017 only) – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

●	Cash and cash equivalents carried at fair value (applicable from 1 January 2018) – based on net asset value of the funds

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Company-owned life insurance policies – based on cash surrender value

●	Trade receivables carried at fair value – based on invoiced amount.

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2018		31 December 2017

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(6,524)	(6,649)	(4,315)	(4,405)
Other bonds	(14,474)	(16,708)	(11,894)	(14,743)

	(20,998)	(23,357)	(16,209)	(19,148)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Liquid investments (applicable from 1 January 2018) – approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

●	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

●	Lease obligations – approximates to the carrying amount.

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £1,299 million. Forecast exchange rates are consistent with market rates at 30 June 2018. This includes a number of assumptions around future sales and profit forecasts, multiples and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2018.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of these liabilities.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m

10% increase in sales forecasts	146
10% decrease in sales forecasts	(146)
1% (100 basis points) increase in discount rate	(49)
1% (100 basis points) decrease in discount rate	54

Reconciliation of cash flow to movements in net debt

	H1 2018 £m	H1 2017 £m

Net debt at beginning of the period	(13,178)	(13,804)

Increase/(decrease) in cash and bank overdrafts	119	(968)
Net increase in short-term loans	(448)	(386)
Increase in long-term loans	(10,048)	-
Net repayment of obligations under finance leases	12	13
Exchange adjustments	(398)	350
Other non-cash movements	6	(5)

Increase in net debt	(10,757)	(996)

Net debt at end of the period	(23,935)	(14,800)

Net debt analysis

	30 June 2018 £m	30 June 2017 £m	31 December 2017 £m

Liquid investments	81	85	78
Cash and cash equivalents	4,046	3,986	3,833
Short-term borrowings	(3,470)	(6,612)	(2,825)
Long-term borrowings	(24,592)	(12,259)	(14,264)

Net debt at end of the period	(23,935)	(14,800)	(13,178)

Free cash flow reconciliation

	Q2 2018 £m	H1 2018 £m	H1 2017 (revised) £m

Net cash inflow from operating activities	1,362	2,225	2,152
Purchase of property, plant and equipment	(283)	(541)	(639)
Proceeds from sale of property, plant and equipment	13	22	125
Purchase of intangible assets	(92)	(189)	(389)
Proceeds from disposals of intangible assets	18	23	18
Net finance costs	(252)	(332)	(349)
Dividends from joint ventures and associates	-	39	2
Contingent consideration paid (reported in investing activities)	(25)	(97)	(40)
Distributions to non-controlling interests	(270)	(350)	(494)
Contributions from non-controlling interests	21	21	-

Free cash flow	492	821	386

With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the Adjusted earnings of ViiV Healthcare for 2017. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, ViiV Healthcare agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	H1 2018 £m	H1 2017 £m

Contingent consideration at beginning of the period	5,542	5,304
Re-measurement through income statement	713	346
Cash payments: operating cash flows	(332)	(261)
Cash payments: investing activities	(44)	(38)

Contingent consideration at end of the period	5,879	5,351

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2018, £777 million (30 June 2017: £605 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	30 June 2018 £m	31 December 2017 £m

Pfizer put option	1,299	1,304
Pfizer preferential dividend	16	17

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution toits shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between Total results and Adjusted results for Q2 2018 and Q2 2017 and also H1 2018 and H1 2017 are set out below.

Income statement – Adjusted results reconciliation Three months ended 30 June 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,310						7,310
Cost of sales	(2,310)	128	1	99	3		(2,079)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,000	128	1	99	3		5,231

Selling, general and administration	(2,457)		2	39	70	12	(2,334)
Research and development	(925)	10	25	20		2	(868)
Royalty income	73						73
Other operating income/(expense)	(912)				949	(37)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	779	138	28	158	1,022	(23)	2,102

Net finance costs	(167)			1		1	(165)
Profit on disposal of associates	-						-
Share of after tax profits of associates and joint ventures	2						2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	614	138	28	159	1,022	(22)	1,939

Taxation	(139)	(24)	(5)	(38)	(197)	15	(388)
Tax rate %	22.6%						20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	475	114	23	121	825	(7)	1,551
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	34				136		170

Profit attributable to shareholders	441	114	23	121	689	(7)	1,381
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	9.0p	2.3p	0.4p	2.5p	14.0p	(0.1)p	28.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,914						4,914
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 39.

Income statement – Adjusted results reconciliation Three months ended 30 June 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,320						7,320
Cost of sales	(2,619)	142	279	195	15		(1,988)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,701	142	279	195	15		5,332

Selling, general and administration	(2,379)			75		10	(2,294)
Research and development	(1,260)	11	16	170		10	(1,053)
Royalty income	98						98
Other operating income/(expense)	(1,180)				1,211	(31)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	(20)	153	295	440	1,226	(11)	2,083

Net finance costs	(177)			1			(176)
Profit on disposal of associates	20					(20)	-
Share of after tax losses of associates and joint ventures	(1)						(1)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit before taxation	(178)	153	295	441	1,226	(31)	1,906

Taxation	92	(36)	(97)	(151)	(98)	(115)	(405)
Tax rate %	51.7%						21.2%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(86)	117	198	290	1,128	(146)	1,501
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	94				80		174

(Loss)/profit attributable to shareholders	(180)	117	198	290	1,048	(146)	1,327
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(3.7)p	2.4p	4.1p	5.9p	21.5p	(3.0)p	27.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,887						4,887
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 39.

Income statement – Adjusted results reconciliation Six months ended 30 June 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	14,532						14,532
Cost of sales	(4,701)	267	28	142	6		(4,258)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	9,831	267	28	142	6		10,274

Selling, general and administration	(4,768)		2	58	70	18	(4,620)
Research and development	(1,829)	20	25	23		6	(1,755)
Royalty income	126						126
Other operating income/(expense)	(1,341)				1,383	(42)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,019	287	55	223	1,459	(18)	4,025

Net finance costs	(309)			2		3	(304)
Share of after tax profits of associates and joint ventures	11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,721	287	55	225	1,459	(15)	3,732

Taxation	(487)	(56)	(9)	(55)	(177)	34	(750)
Tax rate %	28.3%						20.1%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,234	231	46	170	1,282	19	2,982
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	244				150		394

Profit attributable to shareholders	990	231	46	170	1,132	19	2,588
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	20.2p	4.7p	0.9p	3.5p	23.0p	0.4p	52.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,909						4,909
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 39.

Income statement – Adjusted results reconciliation Six months ended 30 June 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	14,704						14,704
Cost of sales	(5,132)	273	314	299	37		(4,209)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	9,572	273	314	299	37		10,495

Selling, general and administration	(4,831)			122		68	(4,641)
Research and development	(2,220)	22	25	185		16	(1,972)
Royalty income	180						180
Other operating income/(expense)	(1,003)				1,281	(278)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,698	295	339	606	1,318	(194)	4,062

Net finance costs	(350)			2		3	(345)
Profit on disposal of associates	20					(20)	-
Share of after tax profits of associates and joint ventures	4						4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,372	295	339	608	1,318	(211)	3,721

Taxation	(235)	(67)	(110)	(189)	(124)	(79)	(804)
Tax rate %	17.1%						21.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,137	228	229	419	1,194	(290)	2,917
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	271				102		373

Profit attributable to shareholders	866	228	229	419	1,092	(290)	2,544
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	17.7p	4.7p	4.7p	8.6p	22.4p	(6.0)p	52.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,882						4,882
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 39

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below. These are detailed in the ‘Principal risks and uncertainties’ section of the Annual Report 2017.

Patient safety	Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Product quality
Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Financial controls and reporting
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Anti-Bribery and Corruption (ABAC)	Failure of GSK employees, consultants and third parties to comply with our ABAC principles and standards, as well as with all applicable legislation.

Commercial practices
Failure to engage in commercial activities that are consistent with the letter and spirit of legal, industry or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals and patients, and legitimate and transparent transfer of value.

Research practices
Failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements and failure to secure adequate patent protection for the Group’s products.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS risks in line with the Group’s objectives, policies and relevant laws and regulations.

Information protection
The risk to the Group’s business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted, typically because of cybersecurity threats, although accident or malicious insider action may be contributory causes. This also includes the risk of failure to collect, secure, and use personal information in accordance with data privacy laws.

Supply continuity and crisis management
Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains.

Third party oversight risk	Failure to maintain adequate governance and oversight over third party relationships and failure of third parties to meet their contractual, regulatory, confidentiality or other obligations.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 25 July 2018.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Philip Hampton	Non-Executive Chairman, Nominations Committee Chair
Emma Walmsley	Chief Executive Officer (Executive Director)
Simon Dingemans	Chief Financial Officer (Executive Director)
Dr Hal Barron	Chief Scientific Officer and President, R&D (Executive Director)
Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox, CBE	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Dr Laurie Glimcher	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director, Science Committee Chair
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chair
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair

By order of the Board
Emma Walmsley Chief Executive Officer 25 July 2018	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

We have been engaged by GlaxoSmithKline plc (the ‘Company’) to review the condensed financial information (the “interim financial statements”) in the Results Announcement of the Company for the three and six months ended 30 June 2018.

What we have reviewed
The interim financial statements comprise:
●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2018 on pages 42 to 44;
●	the balance sheet as at 30 June 2018 on page 48;
●	the statement of changes in equity for the six month period then ended on page 49;
●	the cash flow statement for the six month period then ended on page 50 and;
●	the accounting policies and basis of preparation and the explanatory notes to the interim financial statements on pages 45 to 47, 51 to 60 and 62 to 63.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 45 to 47, 51 to 60 and 62 to 63, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of the Company, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this Results Announcement have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial statements in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the Results Announcement for the three and six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
25 July 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 25, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc